ESPRIT
ENERGY GROUP

06012324

SUPPL

United States Securities & Exchange Commission
100 F Street, NE
Washington, DC 20549

February 22, 2006

Re: File Number 82-34890

Dear Sirs:

We enclose information required of us by Rule 12g3-2(b) which includes:

Date	Document type
Feb 15 2006	News Release – English
Feb 15 2006	News Release – English
Feb 1 2006	News Release – English
Feb 1 2006	News Release – English
Jan 16 2006	News Release – English

Please sign where indicated on the enclosed copy of this leter to indicate your receipt of these documents and return it to us in the enclosed self-addressed stamped envelope.

Yours truly,

Greg Jerome
VP Finance & Corporate Secretary

cc: Brent Kraus

GJ/vlp

Enclosures

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business Editors:
Esprit Energy Trust Announces the Divestiture of its Ante Creek Assets and announces its February Distribution

CALGARY, Jan. 16 /CNW/ - Esprit Energy Trust ("Esprit" or the "Trust"), today announced that, through its wholly owned operating subsidiary, it has signed an Asset Exchange Agreement with a third party which results in the divestiture of its non-core Ante Creek properties in exchange for cash and interests in Esprit's core areas.

Esprit acquired more than $400 million of oil and gas properties through the acquisition of three companies during 2005. The disposition of Ante Creek is part of a normal property rationalization following these transactions.

The Ante Creek producing assets sold by Esprit include 15,680 net acres of land (approximately 11,500 net acres undeveloped) and a 70 percent interest in the Ante Creek gas plant with a capacity of 10 million cubic feet per day.

In consideration for the sale of these assets the Trust will receive $16 million in cash, an interest in properties at Manyberries and a small interest in a unit at Three Hills; complementing Esprit's existing position in the areas.

The anticipated effect of this transaction is a 2006 net production decrease of 250 barrels of oil equivalent ("boe") per day and a modest increase to the Trust's reserve life index.

The effective date of the agreement will be December 15, 2005 and the transaction is expected to close on January 25, 2006.

Guidance Update

Esprit's guidance for the fourth quarter of 2005 remains unchanged at 17,250 to 17,850 boe per day. Esprit's production guidance for 2006 has been updated to reflect the Ante Creek transaction. The Trust has changed its guidance for the year from a range of 17,000 to 17,600 boe per day to a range of 16,750 to 17,350 boe per day. Capital, operating and general and administrative cost guidance for 2006 remain unchanged. Esprit had no plans for capital expenditures at Ante Creek in 2006.

February Distribution

Esprit also announced its monthly distribution for February to unitholders of record on February 28, 2006 will be $0.15 per trust unit. The distribution will be paid on March 15, 2006. The ex-distribution date will be February 24, 2006.

Esprit is a Calgary based natural gas weighted income trust. Esprit's operations are primarily concentrated in Alberta and are characterized by long life, gas focused assets. Trust units and convertible debentures of Esprit are traded on the Toronto Stock Exchange (TSX) under the symbols "EEE.UN" and "EEE.DB", respectively.

Certain information regarding Esprit Energy Trust including management's assessment of future plans and operations, constitutes forward-looking information or statements under applicable securities law and necessarily involve assumptions regarding factors and risks that could cause actual results to vary materially, including, without limitation, assumptions and risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions and ability to access sufficient capital from internal and external sources. The reader is cautioned that these factors and risks are difficult to predict and that the assumptions used in the preparation of such information, although considered reasonably accurate by Esprit at the time of preparation, may prove to be incorrect. Accordingly, readers are cautioned that the actual results

achieved will vary from the information provided herein and the variations may be material. Readers are also cautioned that the foregoing list of factors is not exhaustive. Additional information on these and other factors that could affect Esprit's operations or financial results are included in Esprit's reports on file with Canadian securities regulatory authorities. In particular see Esprit's MD&A and the Risk Factors and Industry Conditions sections of Esprit's Annual Information Form. Esprit's reports may be accessed through the SEDAR website (www.sedar.com), at Esprit's website (www.eee.com) or by contacting Lisa Ciulka at Esprit Energy Trust. Consequently, there is no representation by Esprit that actual results achieved will be the same in whole or in part as those set out in the forward looking information. Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and Esprit does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained herein are expressly qualified by this cautionary statement.

%SEDAR: 00021286E

/For further information: please visit our web site at www.eee.ca or contact: Lisa Ciulka, Manager, Investor Relations, (403) 213-3770 or toll free 1-888-213-3713, lciulka(at)eee.ca/

(EEE.UN. EEE.DB.)

CO: Esprit Energy Trust

CNW 18:23e 16-JAN-06

News release via Canada NewsWire, Calgary 403-269-7605

Exemption Number 82-34890

Attention Business Editors:
Esprit Energy Trust Announces Increased Exchangeable Share Ratio

(All amounts are in Canadian dollars, unless stated otherwise)

CALGARY, Feb. 1 /CNW/ - Esprit Energy Trust ("Esprit" or the "Trust") announced today that effective February 15, 2006, the Exchange Ratio in respect of each Exchangeable Share of Esprit Exploration Ltd. will be increased from 1.18095 to 1.19495. The increase in the Exchange Ratio is calculated by multiplying the $0.15 per unit distribution by the previous Exchange Ratio and dividing the product by the weighted average trading price of the Trust Units of the Trust for the five days ending on the distribution record date.

A holder of Esprit Exploration Ltd. Exchangeable Shares can exchange all or a portion of their holdings, at any time, into Trust Units, by giving notice to their investment advisor or by completing the reverse side of their share certificates and submitting them to Computershare Trust Company of Canada at Suite 710, 538-8th Avenue S.W., Calgary, AB T2P 2S8, Attention: Corporate Actions.

Esprit is a Calgary based natural gas weighted income trust. Esprit's operations are primarily concentrated in Alberta and are characterized by long life, gas focused assets. Trust units and convertible debentures of Esprit are traded on the Toronto Stock Exchange (TSX) under the symbols "EEE.UN" and "EEE.DB", respectively.

Certain information regarding Esprit Energy Trust including management's assessment of future plans and operations, constitutes forward-looking information or statements under applicable securities law and necessarily involve assumptions regarding factors and risks that could cause actual results to vary materially, including, without limitation, assumptions and risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions and ability to access sufficient capital from internal and external sources. The reader is cautioned that these factors and risks are difficult to predict and that the assumptions used in the preparation of such information, although considered reasonably accurate by Esprit at the time of preparation, may prove to be incorrect. Accordingly, readers are cautioned that the actual results achieved will vary from the information provided herein and the variations may be material. Readers are also cautioned that the foregoing list of factors is not exhaustive. Additional information on these and other factors that could affect Esprit's operations or financial results are included in Esprit's reports on file with Canadian securities regulatory authorities. In particular see Esprit's MD&A and the Risk Factors and Industry Conditions sections of Esprit's Annual Information Form. Esprit's reports may be accessed through the SEDAR website (www.sedar.com), at Esprit's website (www.eee.com) or by contacting Lisa Ciulka at Esprit Energy Trust. Consequently, there is no representation by Esprit that actual results achieved will be the same in whole or in part as those set out in the forward looking information. Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and Esprit does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained herein are expressly qualified by this cautionary statement.

%SEDAR: 00021286E

/For further information: please visit our web site at www.eee.ca or contact: Lisa Ciulka, Manager, Investor Relations, (403) 213-3770 or toll free

1-888-213-3713, ir(at)eee.ca/
(EEE.UN. EEE.DB.)

CO: Esprit Energy Trust

CNW 16:55e 01-FEB-06

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business/Financial Editors:
Esprit Energy Trust provides 2005 tax information for United States Unitholders

(All amounts are in Canadian dollars, unless stated otherwise)

CALGARY, Feb. 1 /CNW/ - Esprit Energy Trust ("Esprit" or the "Trust") is pleased to provide 2005 tax information for its U.S. resident unitholders.

2005 Tax Information for United States Unitholders

The following information is being provided to assist individual U.S. unitholders of Esprit Energy Trust who hold their units through a broker or other intermediary in reporting dividends received from the Trust on their IRS Form 1040 - U.S. Individual Income Tax Return for the calendar year 2005. The information is intended as a general guideline and should not be considered legal advice to any particular existing or potential unitholder. The information is not intended to cover all possible U.S. income tax considerations. Unitholders of the Trust should consult their own legal and tax advisors as to the specific U.S. tax consequences of holding their Trust units.

Qualifying Dividends

We believe the Trust should be treated as a qualified corporation for U.S. tax purposes. As such, dividend distributions from the Trust should generally be considered "Qualifying Dividends" subject to tax at a reduced rate in the U.S. The taxable portion of the monthly distribution is determined annually by the Trust based upon current and accumulated earnings and profits in accordance with U.S. tax law. The taxable portion of the monthly distribution is considered a dividend for U.S. tax purposes. The return of capital portion of the monthly distribution will reduce your cost base in your Trust units.

If you are a registered unitholder, you will receive a 1099-DIV slip (or equivalent) from our transfer agent (Computershare). If you hold units through a broker or other intermediary, you may receive a 1099-DIV slip (or equivalent) directly from your broker or intermediary, not from our transfer agent (Computershare) or us. Information on the 1099-DIV slip issued by your broker or intermediary may not accurately reflect the information in this release for a variety of reasons. Investors should consult their broker and tax advisor to ensure that the information presented here is accurately reflected in their tax returns.

For 2005, the Trust has calculated that 65.28 percent of the distributions made in 2005 are dividends that should be "Qualifying Dividends". The remaining 34.72 percent of the 2005 distributions should be a tax-deferred return of capital. If the total amount of the non-dividend portion of a distribution exceeds a unitholder's cost base of their Trust units, the excess should be reported as a capital gain.

Trust Units Held Within a Qualified Retirement Plan

No amounts are required to be reported on an IRS Form 1040 - U.S. Individual Income Tax Return where Trust units are held within a qualified retirement plan.

Trust Units Held Outside of a Qualified Retirement Plan

As previously mentioned, U.S. individual unitholders who hold their Trust units through a broker or other intermediary may receive tax-reporting

information from their broker or intermediary. We expect that the broker or intermediary will issue a Form 1099 - DIV "Dividends and Distributions" or a substitute form developed by the stockbroker or other intermediary. The deadline for mailing a Form 1099 - DIV is January 31, 2006. Amounts reported on the Form 1099-DIV should be compared for accuracy against calculations based on the information in the table below.

The amount included on Line 1b of the Form 1099 - DIV represents dividends that could be eligible for the qualified dividend tax rate. We believe the taxable portion of the Trust's monthly distributions should be considered "Qualified Dividends". Accordingly, they should be reported on Line 9b of the U.S. federal income tax return unless the fact situation of the U.S. individual unitholders determines otherwise. Commentary on page 23 of the IRS 2005 1040 Instruction booklet with respect to "Qualified Dividends" provides examples of individual situations where dividends would not be "Qualified Dividends". Where, due to individual situations, the dividends are not "Qualified Dividends", the amount should be reported on Schedule B - Part II - Ordinary Dividends, Line 9a of your U.S. federal income tax return.

The amount included in Line 3 of the Form 1099 - DIV is generally non-taxable. This amount is non-taxable if it is a return of your cost basis in the Trust units. You must reduce your cost (or other basis) by this amount for calculating capital gain or loss when you sell your units. If this amount exceeds your cost basis, report the excess as a capital gain, even though the Form 1099 - DIV shows the amount as non-taxable.

U.S. Unitholders are encouraged to utilize the Qualified Dividends and Capital Gain Tax Worksheet to determine the amount of tax that may be otherwise applicable.

The amount included on Line 6 of the Form 1099 - DIV representing the amount of foreign tax paid (Canadian withholding tax), if any, should be reported on Form 1116 "Foreign Tax Credit (Individual, Estate, or Trust)". Information regarding the amount of Canadian tax withheld in 2005 should be available from your broker or other intermediary and is not available from the Trust.

2005 Cash Distribution Information for U.S. Unitholders

The following table provides, on a per unit basis, the breakdown of the amount of cash dividends, prior to Canadian withholding tax, paid by the Trust during 2005. The amounts are segregated between the portion of the cash distribution that would be reported on U.S. Form 1099-DIV as "Qualified Dividends" and the portion reported as "Non-Dividend Distributions". The amounts shown on the attached schedule are converted to U.S. dollars on the applicable payment dates. This schedule is for information purposes only.

<<

Record date	Payment date	Distribution paid (C$/unit)	Exchange rate (Bank of Canada noon rate)	Distribution paid (US$ per unit)	Taxable qualified dividends (US$/unit)	Non-dividend distribution
Dec 31 2004	Jan 17 2005	0.14	0.8220	0.1151	0.0751	0.0400
Jan 31 2005	Feb 15 2005	0.14	0.8106	0.1135	0.0741	0.0394
Feb 28 2005	Mar 15 2005	0.14	0.8280	0.1159	0.0757	0.0402
Mar 31 2005	Apr 15 2005	0.14	0.8052	0.1127	0.0736	0.0391
May 02 2005	May 16 2005	0.14	0.7872	0.1102	0.0719	0.0383
May 31 2005	Jun 15 2005	0.14	0.8065	0.1129	0.0737	0.0392
Jun 30 2005	Jul 15 2005	0.14	0.8193	0.1147	0.0749	0.0398
Jul 29 2005	Aug 15 2005	0.14	0.8354	0.1170	0.0763	0.0406
Aug 31 2005	Sep 15 2005	0.14	0.8434	0.1181	0.0771	0.0410
Sep 30 2005	Oct 14 2005	0.14	0.8435	0.1181	0.0771	0.0410
Oct 31 2005	Nov 15 2005	0.15	0.8375	0.1256	0.0820	0.0436
Nov 30 2005	Dec 15 2005	0.15	0.8638	0.1296	0.0846	0.0450

1.70	1.4033	0.9161	0.4872

Exemption Number 82-34890

2005 Tax Information for Canadian Unitholders

Esprit is currently finalizing its 2005 Canadian tax position and expects to issue a news release providing tax information for its Canadian unitholders prior to March 31, 2006. T3 slips are expected to be mailed to Canadian unitholders within the required deadlines.

This information is not exhaustive of all possible income tax considerations, but is a general guideline and is not intended to be legal or tax advice to any particular holder or potential holder of Trust units. Holders or potential holders of Trust units should consult their own legal and tax advisors as to their particular tax consequences of holding Trust units.

Esprit is a Calgary based natural gas weighted income trust. Esprit's operations are primarily concentrated in Alberta and are characterized by long life, gas focused assets. Trust units and convertible debentures of Esprit are traded on the Toronto Stock Exchange (TSX) under the symbols "EEE.UN" and "EEE.DB", respectively.

Certain information regarding Esprit Energy Trust including management's assessment of future plans and operations, constitutes forward-looking information or statements under applicable securities law and necessarily involve assumptions regarding factors and risks that could cause actual results to vary materially, including, without limitation, assumptions and risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions and ability to access sufficient capital from internal and external sources. The reader is cautioned that these factors and risks are difficult to predict and that the assumptions used in the preparation of such information, although considered reasonably accurate by Esprit at the time of preparation, may prove to be incorrect. Accordingly, readers are cautioned that the actual results achieved will vary from the information provided herein and the variations may be material. Readers are also cautioned that the foregoing list of factors is not exhaustive. Additional information on these and other factors that could affect Esprit's operations or financial results are included in Esprit's reports on file with Canadian securities regulatory authorities. In particular see Esprit's MD&A and the Risk Factors and Industry Conditions sections of Esprit's Annual Information Form. Esprit's reports may be accessed through the SEDAR website (www.sedar.com), at Esprit's website (www.eee.com) or by contacting Lisa Ciulka at Esprit Energy Trust. Consequently, there is no representation by Esprit that actual results achieved will be the same in whole or in part as those set out in the forward looking information. Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and Esprit does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained herein are expressly qualified by this cautionary statement.

>>

%SEDAR: 00021286E

/For further information: please visit our web site at www.eee.ca or contact Lisa Ciulka, Manager, Investor Relations, (403) 213-3770 or toll free 1-888-213-3713, lciulka(at)eee.ca/

(EEE.UN. EEE.DB.)

CO: Esprit Energy Trust

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business/Financial Editors:
Esprit Energy Trust Announces its March and April Distributions

CALGARY, Feb. 15 /CNW/ - Esprit Energy Trust ("Esprit" or the "Trust"), today announced its monthly distribution for March and April. The March distribution will be paid to unitholders of record on March 31, 2006 and will be $0.15 per trust unit. The distribution will be paid on April 17, 2006. The ex-distribution date will be March 29, 2006.

The April distribution will be paid to unitholders of record on April 28, 2006. Esprit expects the April distribution to be $0.15 per trust unit. This distribution is based on current commodity prices and is subject to change. The distribution will be paid on May 15, 2006. The ex-distribution date will be April 26, 2006.

Esprit is a Calgary based natural gas weighted income trust. Esprit's operations are primarily concentrated in Alberta and are characterized by long life, gas focused assets. Trust units and convertible debentures of Esprit are traded on the Toronto Stock Exchange (TSX) under the symbols "EEE.UN" and "EEE.DB", respectively.

Certain information regarding Esprit Energy Trust including management's assessment of future plans and operations, constitutes forward-looking information or statements under applicable securities law and necessarily involve assumptions regarding factors and risks that could cause actual results to vary materially, including, without limitation, assumptions and risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions and ability to access sufficient capital from internal and external sources. The reader is cautioned that these factors and risks are difficult to predict and that the assumptions used in the preparation of such information, although considered reasonably accurate by Esprit at the time of preparation, may prove to be incorrect. Accordingly, readers are cautioned that the actual results achieved will vary from the information provided herein and the variations may be material. Readers are also cautioned that the foregoing list of factors is not exhaustive. Additional information on these and other factors that could affect Esprit's operations or financial results are included in Esprit's reports on file with Canadian securities regulatory authorities. In particular see Esprit's MD&A and the Risk Factors and Industry Conditions sections of Esprit's Annual Information Form. Esprit's reports may be accessed through the SEDAR website (www.sedar.com), at Esprit's website (www.eee.com) or by contacting Lisa Ciulka at Esprit Energy Trust. Consequently, there is no representation by Esprit that actual results achieved will be the same in whole or in part as those set out in the forward looking information. Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and Esprit does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained herein are expressly qualified by this cautionary statement.

%SEDAR: 00021286E

/For further information: please visit our web site at www.eee.ca or contact: Lisa Ciulka, Manager, Investor Relations, (403) 213-3770 or toll free 1-888-213-3713, lciulka(at)eee.ca/
(EEE.UN. EEE.DB.)

CO: Esprit Energy Trust

News Release via Canada NewsWire, Calgary 403-269-7605

Attention Business/Financial Editors:
Esprit Energy Trust Announces Strong Fourth Quarter Results, 2005 Reserves and Year-end Results

(All amounts are in Canadian dollars, unless stated otherwise)

CALGARY, Feb. 15 /CNW/ - Esprit Energy Trust ("Esprit" or the "Trust") announced today its year-end 2005 reserves and financial and operating results for the three months and year ended December 31, 2005.

"We were particularly pleased with the Trust's performance in the fourth quarter of 2005," said Stephen Savidant, Esprit's President and Chief Executive Officer. "Production for the quarter averaged 17,814 barrels of oil equivalent ("boe") per day, up six percent from the last quarter and at the top end of our production guidance range. For the month of December, we averaged just over 18,000 boe per day. We had a very successful capital program in the fourth quarter, drilling 49 wells with a 92 percent success rate, including a major discovery in the relatively underexploited Upper Crossfield zone at Olds. In addition, at the beginning of the quarter we raised our distributions to unit holders by seven percent."

"For the full year, including our major acquisition program, we achieved a reserve replacement ratio of 415 percent and an overall finding, development and acquisition ("FD&A") cost of $20.78 per boe on a proved plus probable ("P+P") reserves basis (including revisions and future development capital). However, embedded in that overall FD&A cost is an unsatisfactory finding and development ("F&D") cost of $34.58 per boe (P+P) associated with our capital program. This is largely the result of the disappointing drilling program at Olds during the first three quarters of 2005 and the cost, in 2005, of our triennial plant maintenance shutdown at Olds. Esprit turned a corner with our performance in the fourth quarter of 2005 and I believe we are on track. I am pleased to report our year-end reserves represent a 10.7 year reserve life index, remaining one of the longer in the trust sector."

Fourth Quarter Highlights

- Production averaged 17,814 boe per day in the fourth quarter of 2005, up 60 percent from the fourth quarter in 2004 and six percent from the third quarter of 2005. This increase reflects the additional volumes from Esprit's acquisitions during the year as well as the results from Esprit's large and successful drilling program in the fourth quarter.
- During the last quarter of the year, Esprit drilled a record 49 gross wells, with a 92 percent success rate. Capital expenditures were largely directed to drilling and completion activities during the quarter and totaled $25.6 million. This quarter's activities compare to eight wells drilled and $7.9 million of capital expenditures during the same period in 2004.
- The last of the wells in 2005 drilled in the Olds Wabamun program resulted in a successful, high volume producing well. Production from this well continues to be very encouraging with current rates around seven million cubic feet equivalent ("mmcfe") per day of raw gas and associated liquids, three to four times higher than the historical average for a Wabamun well in this field.
- As a result, Esprit is evaluating several additional locations in the largely unexploited Upper Crossfield zone on Esprit's extensive land position at Olds. Based on that work to date, the Trust is considering new drilling locations at Olds during the second half of 2006.
- Commodity prices remained strong in the fourth quarter and, although partly offset by some upward cost pressure, led to a 51 percent increase in Esprit's operating netback compared to the last quarter of 2004. Esprit's operating netback for the fourth quarters of 2005 and 2004 were $37.95 and $25.07 per boe respectively.

- Cash flow for the fourth quarter totaled $56.1 million or $0.86 per unit basic ($0.78 per unit diluted); up 136 percent from the comparative prior period.
- Net earnings for the fourth quarter of 2005 were $25.1 million or $0.38 per unit basic ($0.37 per unit diluted) an increase of 108 percent from the comparative prior period.
- Esprit raised its monthly distributions to unitholders in October 2005 by seven percent or $0.01 per unit per month. Distributions for the fourth quarter were $29.7 million or $0.45 per unit.

As the Trust is the continuing reporting entity to Esprit Exploration Ltd., information for the 2004 prior period comparatives provided in the Management Discussion and Analysis and Consolidated Financial Statements is based on the first nine months of operations as Esprit Exploration Ltd. and the last three months as Esprit Energy Trust. To assist readers and enhance comparability, 2004 prior period comparable information based only on the assets transferred to the Trust (the "Trust Assets"), is available for selected metrics and is shown where applicable in this news release.

Year End Highlights

- Production averaged 14,765 boe per day for the full year, an increase of 32 percent compared to the production from the Trust Assets in 2004. The increase was a result of the acquisitions during the year and the significant increase in fourth quarter production corresponding to the large and successful drilling program in that quarter.
- Reflecting high commodity prices, somewhat offset by industry wide cost pressures, Esprit achieved an operating netback of $32.11 per boe. Natural gas prices averaged $8.67 per thousand cubic feet ("mcf") for the year (after transportation and hedging costs) an increase of 29 percent from the previous year. Crude oil prices averaged $55.04 per barrel and natural gas liquids prices averaged $62.75 per barrel, up 65 percent and 16 percent respectively from 2004. Operating costs for 2005 were $8.75 per boe.
- Esprit completed approximately $409 million of acquisitions in 2005 including Resolute Energy Inc., Markedon Energy Ltd. and Monroe Energy Inc. The assets involved were generally high quality and diversified Esprit's production both geographically and by product.
- Exploration and development capital expenditures for 2005 amounted to $79 million.
- P+P reserve additions amounted to 22.76 million barrels of oil equivalent ("mmboe"), including acquisitions, and represented a 422 percent replacement of the reserves produced by the Trust during 2005. Based on Esprit's 2005 P+P year end reserves and the midpoint of the Trust's production guidance for 2006, these reserves represent a 10.7 year reserve life index.
- Finding, development and acquisition costs (including revisions and future development capital) for 2005 amounted to $20.78 per boe on a P+P reserves basis and $26.96 per boe on a proved basis. This includes the effect of the disposition of the Ante Creek property acquired through Resolute in April, 2005 and disposed of effective December 15, 2005 and closed in January 2006. Another measure used in the industry to measure capital efficiency is the cost incurred to add incremental production. Esprit estimates this metric at $29,000 per flowing barrel in 2005.
- Finding and development costs (excluding acquisitions but including reserve revisions and future development costs) were $34.58 per boe on a P+P reserves basis and $41.46 per boe on a proved basis. This was the result of the disappointing drilling results at Olds during the first three quarters of 2005 and the significant amount of capital improvements made during the triennial plant maintenance

shutdown at Olds.

- Cash flow for 2005 was $154.3 million or $2.71 per unit basic ($2.53 per unit diluted). There is no comparable figure available for full year 2004 as the Trust was only in existence for the last quarter of 2004.
- Net earnings for 2005 were $74.5 million or $1.31 per unit basic ($1.28 per unit diluted). Again, there is no comparable figure for full-year 2004.
- Esprit paid steady monthly distributions of $0.14 per unit through the first three quarters of 2005, rising to $0.15 per unit per month in the fourth quarter. This total of $1.71 per unit represented 63 percent of Esprit's 2005 cash flow.

<<

Esprit Energy Trust
Consolidated Highlights
(unaudited)

	Three Months Ended			Year Ended		
	December 31			December 31		
FINANCIAL (000's) except per share numbers	2005	2004	% change	2005	2004(1)	% change
Oil and gas revenue	104,783	44,419	136	287,834	NA	
Net earnings	25,052	12,179	106	74,452	NA	
Per unit - basic	0.38	0.31	23	1.31	NA	
Per unit - diluted	0.37	0.29	28	1.28	NA	
Cash flow	56,149	23,791	136	154,254	NA	
Per unit - basic	0.86	0.60	43	2.71	NA	
Per unit - diluted	0.78	0.56	39	2.53	NA	
Distributions	29,654	16,788	77	97,336	NA	
Distributions per unit	$ 0.45	$ 0.42	7	$ 1.71	NA	
TRUST UNITS						
Weighted average - basic	65,521	39,866	64	56,869	NA	
Weighted average - diluted	74,117	42,313	75	61,967	NA	
Total trust units outstanding	66,323	40,183	65	66,323	40,183	65
Exchangeable shares	467	2,048	(77)	467	2,048	(77)
PRODUCTION VOLUMES						
Natural gas (mcf/d)	79,494	55,920	42	69,898	56,237	24
Natural gas liquids (bbls/d)	1,725	1,436	20	1,455	1,268	15
Crude oil (bbls/d)	2,840	405	601	1,660	549	202
Total (boe/d) (6:1)	17,814	11,161	60	14,765	11,190	32
SALES PRICES						
Natural gas ($/mcf)	10.87	6.99	56	8.67	6.73	29
Natural gas liquids ($/bbl)	70.84	54.14	31	62.75	54.16	16
Crude oil ($/bbl)	53.76	34.75	55	55.04	33.36	65
Total ($/boe)	63.93	43.26	48	53.41	41.66	28
NETBACKS ($/boe)						
Price	63.93	43.26	48	53.41	NA	
Royalties	(16.93)	(10.09)	68	(12.55)	NA	
Operating costs	(9.05)	(8.10)	12	(8.75)	NA	

Operating netback	37.95	25.07	51	32.11	NA	
General and administrative costs	(1.47)	(0.91)	62	(1.49)	NA	
Total	36.48	24.16	51	30.62	NA	
CAPITAL (000's)						
Drilling and completions	16,714	4,723	254	48,382	49,588	(2)
Plant and facilities	6,469	2,450	164	23,199	17,438	33
Land and lease	1,043	361	189	4,351	2,668	63
Capitalized G&A	1,035	400	159	3,451	2,345	47
Total exploration and development	25,261	7,934	218	79,383	72,039	10
Office and computer assets	145	11	1,218	623	152	310
Property dispositions	-	(2)	-	(278)	(37,644)	(99)
Total capital before corporate acquisitions	25,406	7,943	220	79,728	34,547	131
Corporate acquisitions per Statement of Cash Flows	181	-	-	107,205	-	-
Fair value of trust units issued on acquisition of Resolute Energy Inc.	-	-	-	301,332	-	-
Total acquisition costs	181	-	-	408,537	-	-
Total capital and acquisition costs	25,587	7,943	222	488,265	34,547	1,313

(1) Esprit converted to an income trust effective October 1, 2004. Figures representing the Trust Assets only are shown for 2004 where they are available.

FINANCIAL REVIEW

Financial Results

Esprit experienced strong results in the fourth quarter of 2005. Cash flow for the quarter was $56.1 million or $0.86 per unit basic ($0.78 per unit diluted), up 136 percent from the previous year. Cash flow from operations for the full year totaled $154 million and $2.71 per unit basic ($2.53 per unit diluted).

Commodity prices were strong during 2005 and, although partly offset by increasing costs in the industry and hedging activities, resulted in high netbacks for the Trust. Esprit's operating netback for the fourth quarter was $37.95 per boe up 51 percent from the prior comparative period. The Trust's operating netback for 2005 was $32.11 per boe.

Esprit's average realized price for its oil and gas was up 48 percent in the fourth quarter and 29 percent for the full year relative to prior period comparatives. The Trust hedges a portion of its production to manage risk and add stability to its cash flows. The Trust had approximately 22 percent of its production hedged during the year and recorded a loss of approximately $0.95 per boe from hedging activities.

Operating costs averaged $9.05 per boe in the fourth quarter, up 12 percent from the same period in 2004. For the full year operating costs averaged $8.75 per boe. The higher expenses are a result of escalating costs

industry wide driven by record levels of activity and strong demand for oil and gas services. In addition, operating costs were impacted by the scheduled plant shut down at Olds in the second quarter and significantly higher electricity expenses in the third and fourth quarters of 2005, the result of higher energy prices.

General and administration costs also increased in 2005, averaging $1.47 per boe for the fourth quarter and $1.49 for the full year, an increase of 62 percent on the same quarter last year. The increased administrative costs in the year resulted from a number of factors including integration costs associated with the acquisitions, costs related to complying with new corporate governance and financial reporting regulations and requirements and an increasingly competitive environment for human resources. These latter two factors are expected to continue to put upward pressure on general and administrative expenses.

Financial Strength

Esprit maintains a strong balance sheet. This allows the Trust to remain flexible in an ever-changing commodity price environment and to take advantage of opportunities as they arise. At December 31, 2005 Esprit's long term debt was $144 million. The Trust has a senior credit facility with a revolving term loan facility of $265 and an operating facility of $15 million. At the end of the year, Esprit had $136 million of unused bank borrowing capacity. At December 31, 2005 Esprit's net debt to cash flow ratio, excluding convertible debentures, was 1.07 times compared to 1.09 times at the end of 2004 (based on annualized 2004 fourth quarter cash flow).

Distributions

Esprit is focused on providing a secure and sustainable base for cash flows and unitholder distributions into the future. Since its inception in October 2004, Esprit has paid stable monthly distributions, including a seven percent increase since October 2005. For the full year, the Trust paid $1.71 per unit or 63 percent of its cash flow as distributions to its unitholders. Going forward, Esprit expects its distributions to be between 50 and 60 percent of cash flow based on the recent commodity price environment and the Trust's ongoing capital needs and capital structure.

OPERATIONS REVIEW

During 2005, Esprit's exploration and development capital expenditures totaled approximately $79 million. Over 60 percent of this was spent directly on Esprit's 87 well (69.7 net) drilling program. An additional 29 percent was spent maintaining and upgrading the Trust's facilities, including $7 million spent on the major triennial turnaround at the Olds plant.

In addition to exploration and development capital, Esprit spent $107 million cash and issued 24.1 million new units from treasury on strategic acquisitions in 2005. These acquisitions included the purchase of Resolute Energy Inc., Markedon Energy Ltd. and Monroe Energy Inc. The assets acquired through these transactions strengthened Esprit's asset portfolio, providing a more diversified production base and additional drilling opportunities.

Following these acquisitions, Esprit reorganized its operations into six key areas - Olds, Berry/Winnifred, Peace River Arch, Saskatchewan, Central Alberta and Southern Alberta. The Trust created multi-disciplinary asset teams responsible for each key area, bringing the appropriate technical skills together in an integrated approach to concentrate on the specific needs and opportunities of the area.

Esprit finished 2005 with a strong fourth quarter. The Trust had a very active and successful drilling program, including the drilling of 38 wells at Berry/Winnifred and the previously announced prolific Wabamun well at Olds. Production volumes in the fourth quarter reflect this success with average production of 17,814 boe per day, a 60 percent increase over the same quarter last year. Esprit finished the year with an exit rate of just over 18,000 boe per day. Due to the large number of wells drilled in the fourth quarter, this exit rate includes a significant amount of initial flush production volumes. Initial production tends to come on at a high rate and then stabilize at a

lower level over time. In calculating its 2006 guidance, Esprit has made allowances for a decline in these initial production volumes and for the production (net 250 boe per day) associated with its Ante Creek assets sold in January 2006 and effective December 15, 2005. Full year production averaged 14,765 boe per day in 2005, up 32 percent from the Trust Assets in 2004. The year-over-year increase is a result of acquisitions completed in the second and third quarter of 2005 and the successful drilling activity in the fourth quarter.

Capital Program	Q4 2005 ($ millions)	2005 ($ millions)	2006 Budget ($ millions)
Drilling	16.7	48.4	37.3
Facilities	6.5	23.2	15.9
Land and seismic	1.0	4.4	4.8
Other	1.0	3.5	5.1
Total exploration and development capital	25.3	79.4	63.1
Office and computer assets	0.1	0.6	
Property dispositions	-	(0.3)	
Total capital before corporate acquisitions	25.4	79.7	
Corporate acquisitions per Statement of Cash Flows	0.2	107.2	
Fair Value of Trust units issued on acquisition of Resolute Energy Inc.	-	301.3	
Total acquisition costs	0.2	408.5	
Total capital and acquisition costs	25.6	488.3	63.1

Drilling Summary	Q4 2005		2005		2006 Budget	
	Gross	Net	Gross	Net	Gross	Net
Greater Olds	3	2.3	30	27.9	15	9.8
Berry/Winnifred	38	29.1	41	30.8	26	25.6
Peace River Arch	1	0.3	1	0.3	9	7.8
Saskatchewan	5	5.0	8	8.0	7	7.0
Central Alberta	1	1.0	3	2.0	2	2.0
South Alberta	1	0.2	4	0.7	8	1.9
Total(1)	49	37.9	87	69.7	67	53.9
Success rate	92%	89%	82%	79%		

(1) May not add due to rounding

Production Summary	Q4 2005 (boe/d)	Q4 2004 (boe/d)	% change	2005 (boe/d)	2004(1) (boe/d)	% change
Natural Gas (mcf/d)	79,494	55,920	42	69,898	56,237	24
Natural Gas Liquids (bbl/d)	1,725	1,436	20	1,455	1,268	15

Oil (bbl/d)	2,840	405	601	1,660	549	202
Total (boe/d)	17,814	11,161	60	14,765	11,190	32
By Area (boe per day)						
Greater Olds	7,178	6,803	6	6,710	6,852	(2)
Berry/Winnifred	3,312	-	100	2,024	-	100
Peace River Arch	703	-	100	458	-	100
Saskatchewan	760	256	197	512	368	39
Central Alberta	4,797	3,195	50	4,131	3,549	16
South Alberta	1,004	827	21	835	370	126
Other	60	80	(25)	95	51	86
Total	17,814	11,161	60	14,765	11,190	32

(1) Trust Assets only

Key Area Review

Greater Olds

Esprit drilled a total of 30 gross wells at its Greater Olds area in 2005; six wells at Swalwell, one at Three Hills and 23 at Olds. Capital expenditures in 2005 totaled approximately $49 million, including $7 million for the scheduled plant turnaround and upgrade.

The Trust was pleased with its infill drilling program at Swalwell where five of the six wells drilled were successful. At Olds, Esprit has two drilling programs, one targeting the deeper, sour Wabamun/Crossfield gas and a shallower program targeting sweet gas in the Edmonton, Viking and Pekisko zones. The Trust was encouraged by the success of its Viking program and expects to continue this program in 2006. In the deeper program, six wells were drilled in 2005. Two of these wells were unsuccessful and two were considered marginal, performing at rates lower than previously experienced throughout the long development history of the field. The results from these four wells were not a result of reservoir depletion but rather a result of lower permeability patches in the reservoir. The two marginal wells are expected to be tied-in in 2006. These drilling results at Olds prompted Esprit to conduct an in-depth review of the area and undertake initiatives to better understand and exploit the reservoir.

The two remaining wells drilled in the deeper program were successful. One was drilled into the main Crossfield zone in the third quarter and tied in during the year and is producing at expected rates. The final well was a particularly successful well drilled into the Upper Crossfield zone, also a member of the Wabamun formation. Current production from this Upper Crossfield well is approximately seven mmcfe per day of raw gas and associated liquids, three to four times higher than the historical average for Wabamun/Crossfield wells in this field. The results from this well provided Esprit with additional information on the reservoir and opened up the possibility of new drilling opportunities in the area. The Upper Crossfield, in the Olds area, is largely unexploited. In the past, Esprit has chosen to complete the main Crossfield zone, however, given the information from this last well the Trust expects to expand its focus to include the Upper Crossfield.

During the first two weeks of June 2005, the Olds gas plant and field were shut in for a scheduled turnaround. In addition to regular maintenance performed during the turnaround, the Trust completed a major upgrade to improve the plant's ability to handle electrical power disruptions and to provide additional liquids handling capacity. Esprit has already experienced improved reliability from the plant's electrical backup system. The next major turnaround is expected to take place, in four years time, in 2009.

In the fourth quarter of 2005, Esprit drilled three wells, a successful Viking well at Olds, a successful well at Three Hills and the successful

Upper Crossfield well described earlier at Olds. Capital expenditures for the Greater Olds area in the fourth quarter were approximately $10 million with almost three-quarters of this directed towards drilling and completions.

In the plan for 2006, Esprit expects to drill 11 wells at Olds and participate in a multi-well farm-out agreement in its Three Hills area. The Olds' plan calls for drilling two of the deeper Wabamun wells with the remaining nine wells targeting shallower, sweet gas and totals approximately $17 million. Additional Wabamun drilling opportunities to develop the Upper Crossfield zone are currently being investigated and are expected to be added in the second half of the year.

In 2005, production at Greater Olds averaged 6,710 boe per day, a two percent decrease from 2004 due to the production shut in during the scheduled plant turnaround in June. During the fourth quarter, production in this area averaged 7,178 boe per day, up six percent from the same quarter last year. This is largely a result of the volumes from the successful Wabamun well drilled in the fourth quarter of 2005.

Berry/Winnifred

Esprit had an active drilling program in this area in 2005, drilling a total of 41 wells, 38 of which were drilled in the fourth quarter of the year. Capital expenditures in the area were approximately $11 million for the full year and $9 million for the fourth quarter in 2005.

The majority of the wells drilled at Berry were targeting the Second White Specks formation. Outcomes from this drilling program exceeded the Trust's expectations with average gas test rates of approximately 250 mcf per day and a 97 percent drilling success rate. Following up on these results, Esprit expects to continue the high level of drilling activity in this area in 2006.

The Richdale Banff oil pool, also located in the Trust's Berry area, has promising exploitation potential. The first stage of development was completed in 2005 with a total of five wells drilled by Esprit in this pool. The production resulting from this program was also above the Trust's expectations, with combined initial production of more than 850 boe per day from two successful wells tied-in. A third marginally producing 2005 well is planned to be tied in as part of the 2006 program.

Esprit's 2006 capital budget for the combined Berry/Winnifred area is $19 million with plans to drill 26 wells, five in the Richdale Banff oil pool and the remainder targeting Second White Specks and Manville formations.

Production in this area averaged 2,024 boe per day in 2005 and 3,312 boe per day for the fourth quarter. As these properties were all acquired by Esprit during the year there are no prior year comparative volumes.

Peace River Arch

Esprit participated in one well in this area in 2005, drilled in the fourth quarter of the year. This well came on production in early 2006 at a rate of 3.2 million cubic feet ("mmcf") per day, of which Esprit's portion is approximately 33 percent. Capital expenditures in the area were approximately $1 million for the full year with the majority of this being spent in fourth quarter. The Trust views this area as having good development opportunities and plans for 2006 include capital expenditures of approximately $7 million and drilling nine gross wells. These drilling plans include wells in both Beaverlodge and Gordondale targeting multi-zoned opportunities that possess relatively higher volume potential with strong capital efficiency metrics.

Production in 2005 averaged 458 boe per day and 703 boe per day for the fourth quarter. As these properties were all acquired by Esprit during the year there are no prior year comparative volumes.

Saskatchewan

In 2005, Esprit had a successful eight well drilling program in Saskatchewan, including five wells drilled in the fourth quarter. Capital expenditures in the area were approximately $4 million for the full year and

$3 million for the fourth quarter in 2005. The Trust plans 2006 capital expenditures of $6 million in Saskatchewan including seven wells in total; two wells in Lashburn and five horizontal wells at Wauchope in southeast Saskatchewan.

Production in 2005 averaged 512 boe per day and 760 boe per day for the fourth quarter, up 39 percent and 197 percent on the prior comparative periods respectively. These increases are a result of the addition of the properties acquired during the year and drilling success at Lashburn.

Central Alberta

In 2005, Esprit drilled three wells in the Central Alberta area including one unsuccessful well drilled in the fourth quarter at Cold Lake. Capital expenditures in the area were approximately $6 million for the full year and $1 million for the fourth quarter in 2005.

In early 2006, Esprit announced an asset swap agreement for its Ante Creek property in Central Alberta. This transaction is part of the Trust's strategy to rationalize some of its high decline, low netback assets and concentrate on the assets that can provide Esprit with meaningful results.

In 2006, Esprit plans capital expenditures of approximately $2 million in Central Alberta. This program focuses mostly on facility de-bottlenecking, re-completions, optimization and drilling two wells in the area.

Production in 2005 averaged 4,131 boe per day and 4,797 boe per day in the fourth quarter, an increase on prior comparative periods of 16 percent and 50 percent respectively. These increased production levels are largely a result of the addition of acquired properties during the year.

Southern Alberta

Esprit's Southern Alberta assets are viewed as non-core. These properties include a large amount of undeveloped land, particularly in the High River area, which is exploratory in nature. In order to reduce risk and maximize value for unitholders, Esprit entered into a multi-well farm out agreement in 2005 covering 22,000 net acres in the High River Area. During 2005, Esprit spent approximately $2 million in capital expenditures in Southern Alberta, including approximately $1 million in the fourth quarter.

While there is some minor activity scheduled for 2006, the majority of the activity will be conducted in the High River area through the multi-well farm-out agreement and is expected to begin in the second quarter of the year. The total capital included in the 2006 capital budget for Southern Alberta is $1 million.

Production in 2005 averaged 835 boe per day and 1,004 boe per day in the fourth quarter, an increase on prior comparative periods of 126 percent and 21 percent respectively. These increased production volumes are largely due to the addition of acquired properties during the year.

Oil and Gas Reserves Data

An independent evaluation of all of Esprit's reserves at January 1, 2006 was conducted by GLJ Petroleum Consultants Ltd. ("GLJ"), the independent reserves evaluators appointed by the Board of Trustees, and prepared in accordance with the reporting guidelines of the Canadian Securities Administrator's National Instrument 51-101 "Standards of Disclosure for Oil and Gas Activities" ("NI 51-101"). Under NI 51-101, the best estimate for reserve balances and additions is the proved plus probable ("P+P") category.

As at December 31, 2005, GLJ estimates that Esprit had total P+P reserves of 66.7 mmboe. Of this total, 50.0 mmboe represented proved reserves and 42.2 mmboe represented proved producing reserves.

In total, Esprit added 22.76 mmboe of P+P reserves in 2005 and replaced approximately 422 percent of 2005 production. Of the total reserves added, 20.4 mmboe came through the acquisitions and 2.3 mmboe were the result of the development of the Trust's existing asset base. Esprit's reserve base remains strongly weighted towards natural gas, with its P+P reserve base split 78 percent natural gas, 12 percent natural gas liquids and 10 percent oil.

At December 31, 2005, Esprit's reserve life on a P+P basis was 10.7 years. This is calculated using the mid point of the 2006 production guidance range and remains one of the longer reserve lives amongst its peer group.

Reserve Balance
Company Interest (working interest plus royalties receivable)
December 31, 2005

	Natural Gas (bcf)	NGLs (mbbls)	Oil (mbbls)	Oil Equivalent 2005 (mboe)	Oil Equivalent 2004 (mboe)
Proved producing	198.8	4,696	4,378	42,202	30,567
Proved developed non producing	11.4	235	95	2,235	1,728
Proved undeveloped	25.9	989	265	5,564	5,879
Total proved	236.1	5,920	4,738	50,001	38,174
Proved plus probable	312.7	7,678	6,941	66,743	49,376
Proved undeveloped:	25.9	989	265	5,564	5,879
As % of total proved	11.0	16.7	5.6	11.1	15.4
As % of proved plus probable	8.3	12.9	3.8	8.3	11.9

Reserves Reconciliation
Company Interest (working interest plus royalties receivable)

Proved Producing

	Gas (bcf)	Oil & NGLs (mbls)	Oil Equivalent (mboe)
Opening Balance Jan 1, 2005	157.4	4,336	30,567
Additions	11.3	587	2,484
Revisions	(0.8)	401	256
Net Additions	10.5	988	2,740
Acquisitions	56.4	4,887	14,284
Total Additions	66.9	5,875	17,024
Production	(25.5)	(1,137)	(5,389)
Closing Balance Dec 31, 2005(1)	198.8	9,074	42,202
Reserve Replacement Ratio			316%
Reserve Life Index(2)			6.8 years

Total Proved

	Gas (bcf)	Oil & NGLs (mbls)	Oil Equivalent (mboe)

Exemption Number 82-34890

Opening Balance Jan 1, 2005	196.4	5,439	38,174
Additions	6.4	433	1,500
Revisions	(2.7)	723	266
Net Additions	3.7	1,156	1,766
Acquisitions	61.5	5,200	15,450
Total Additions	65.2	6,356	17,216
Production	(25.5)	(1,137)	(5,389)
Closing Balance Dec 31, 2005(1)	236.1	10,658	50,001
Reserve Replacement Ratio			319%
Reserve Life Index(2)			8.0 years

Total Proved plus Probable

	Gas (bcf)	Oil & NGLs (mbls)	Oil Equivalent (mboe)
Opening Balance Jan 1, 2005	254.7	6,921	49,376
Additions	8.7	773	2,223
Revisions	(4.9)	914	96
Net Additions	3.8	1,687	2,319
Acquisitions	79.7	7,148	20,437
Total Additions	83.5	8,835	22,756
Production	(25.5)	(1,137)	(5,389)
Closing Balance Dec 31, 2005(1)	312.7	14,619	66,743
Reserve Replacement Ratio			422%
Reserve Life Index(2)			10.7 years

(1) Includes 388 mboe reserves on a total proved plus probable basis attributable to Ante Creek which was disposed of effective December 15, 2005 and closed in January 2006.

(2) Reserve life calculated using mid point of 2006 production guidance

Finding, Development and Acquisition Costs

Esprit's FD&A costs for 2005, including reserve revisions and future development capital, were $20.78 per boe on a P+P reserves basis ($26.96 per boe on a proved reserves basis). GLJ estimates the Trust added 22.76 mmboe of total P+P reserves during 2005. Esprit estimates the cost of the acquisitions at approximately $409 million and the capital program, excluding acquisitions, at $79 million. For the purpose of calculating FD&A costs, the cost of Resolute was $308 million representing the value of trust units issued and net debt assumed at the time of closing. In calculating FD&A cost, Esprit has removed Ante Creek year-end reserves and consideration received for the disposition of this property at the end of 2005. If Ante Creek was included in the calculation, the FD&A cost would be $21.48 per boe (P+P) and $27.98 per boe proved.

Esprit's F&D costs, excluding acquisitions but including reserve revisions and future development capital, were $34.58 per boe (proved plus

probable) and $41.46 per boe proved. The main reasons for this poor performance were the disappointing drilling results experienced at Olds during the first three quarters of 2005 and the significant amount of capital improvements ($7 million) made in 2005 with the triennial plant maintenance shutdown at Olds. The last shutdown was in 2002 and the next is planned for 2009. Extraordinary costs were incurred to improve electrical power reliability at the plant, expand the liquids handling facilities and extend the frequency of maintenance shutdowns from once every three years to once every four years. While it is too early to represent a trend, the fourth quarter of 2005 drilling results, particularly at Olds and Berry, were very encouraging. Esprit believes it will achieve industry competitive F&D costs in 2006.

Capital ($000s)	
Exploration and Development	79,383
Acquisitions(1)	408,537
Total(2)	487,920

	Proved plus probable	Proved
Reserves		
Drilling additions net of revisions (mboe)	2,319	1,766
Total additions including acquisitions (mboe)	22,756	17,216
Future Development capital ($millions) (3)		
January 1, 2006	96,710	61,948
January 1, 2005(4)	95,913	68,116
Increase/(Decrease)	797	(6,168)
F&D Costs - $/boe	34.58	41.46
FD&A Costs - $/boe(5)	21.48	27.98

(1) Does not include $24 million relating to the disposition of Ante Creek assets ($16 million plus value of non-cash consideration received)
(2) Excludes non-operational capital expenditure of $0.623 million and property dispositions of ($0.278 million)
(3) Discounted at 10 percent
(4) 2005 Future Development Capital adjusted for future development capital on reserves acquired during 2006.
(5) Excluding reserves and including disposition proceeds on Ante Creek properties sold, FD&A costs would be $20.78 per boe on a proved plus probable basis and $26.96 per boe on a proved basis.

Present Value of Cash Flows

Esprit's reserves were evaluated using GLJ's January 1, 2006 price forecast. Cash flows are prior to income taxes and general and administrative expenses and are termed Future Net Revenue under NI 51-101. Undeveloped land values are not included. Well abandonment costs for wells with reserves have been included. Additional abandonment costs associated with non-reserves wells, lease reclamation costs and facility abandonment expenses have not been included.

Future Net Revenue $ millions	Discount Rate 0%	10%	12%
Proved producing	1,099.3	703.8	663.4
Proved developed non producing	50.5	34.7	32.7
Proved undeveloped	109.1	45.7	39.4
Total proved	1,258.9	784.2	735.5

Total proved plus probable	1,682.5	951.4	882.9
Proved undeveloped as % of total proved	9%	6%	5%
Proved undeveloped as % of proved plus probable	6%	5%	4%

GLJ January 1, 2006 Price Forecast

Year	WTI Crude Oil ($US/bbl)	Edmonton Light Crude Oil ($Cdn/bbl)	Natural Gas at AECO ($Cdn/mmbtu)
2006	57.00	66.25	10.60
2007	55.00	64.00	9.25
2008	51.00	59.25	8.00
2009	48.00	55.75	7.50
2010	46.50	54.00	7.20
2011	45.00	52.25	6.90
2012	45.00	52.25	6.90
2013	46.00	53.25	7.05
2014	46.75	54.25	7.20
2015	47.75	55.50	7.40
2016	48.75	56.50	7.55
Escalate thereafter at	+2.0% per year	+2.0% per year	+2.0% per year

2006 Guidance

Esprit's guidance for 2006 remains unchanged at:

Production	16,750 - 17,350 boe per day
Operating Costs	$8.50 per boe
G&A	$1.85 per boe
Capital Expenditures	$63 million

Esprit is currently evaluating possible additional drilling opportunities in the Upper Crossfield zone at Olds and expects to allocate incremental capital to expand its drilling program in the second half of the year. The Trust expects to have finished its analysis within the first quarter of 2006.

Conference Call

Esprit will be conducting a conference call at 8.00am MST (10.00am EST), on Thursday, February 16, 2006. Callers from the Toronto area may dial 416-644-3424 and all other participants may dial the toll free number 1-800-814-4861 to join the call. A taped recording will be available until Thursday February 23, 2006 by dialing 416-640-1917 from the Toronto area and 1-877-289-8525 from all other areas. The passcode is 21174790 followed by the number sign.

This call will also be broadcast live on the internet and may be accessed at Esprit's website www.eee.ca

Esprit is a Calgary based natural gas weighted income trust. Esprit's operations are primarily concentrated in Alberta and are characterized by long life, gas focused assets. Trust units and convertible debentures of Esprit are

traded on the Toronto Stock Exchange (TSX) under the symbols "EEE.UN" and "EEE.DB", respectively.

Certain information regarding Esprit Energy Trust including management's assessment of future plans and operations, constitutes forward-looking information or statements under applicable securities law and necessarily involve assumptions regarding factors and risks that could cause actual results to vary materially, including, without limitation, assumptions and risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions and ability to access sufficient capital from internal and external sources. The reader is cautioned that these factors and risks are difficult to predict and that the assumptions used in the preparation of such information, although considered reasonably accurate by Esprit at the time of preparation, may prove to be incorrect. Accordingly, readers are cautioned that the actual results achieved will vary from the information provided herein and the variations may be material. Readers are also cautioned that the foregoing list of factors is not exhaustive. Additional information on these and other factors that could affect Esprit's operations or financial results are included in Esprit's reports on file with Canadian securities regulatory authorities. In particular see Esprit's MD&A and the Risk Factors and Industry Conditions sections of Esprit's Annual Information Form. Esprit's reports may be accessed through the SEDAR website (www.sedar.com), at Esprit's website (www.eee.com) or by contacting Lisa Ciulka at Esprit Energy Trust. Consequently, there is no representation by Esprit that actual results achieved will be the same in whole or in part as those set out in the forward looking information. Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and Esprit does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained herein are expressly qualified by this cautionary statement.

MANAGEMENT'S DISCUSSION AND ANALYSIS

This MD&A has been prepared as of February 15, 2006.

The following discussion and analysis ("MD&A") of financial and operating results should be read in conjunction with the unaudited interim consolidated financial statements for the three months and year ended December 31, 2005 (contained in this quarterly report) and the audited consolidated financial statements and MD&A of Esprit Energy Trust (the "Trust") for the year ended December 31, 2004. All amounts are in Canadian dollars unless otherwise noted. All references to "Esprit" or the "Trust" refer to Esprit Energy Trust and all references to the "Company" refer to Esprit Exploration Ltd. The Trust is an open-ended investment trust created pursuant to a trust indenture. The Company is a subsidiary of the Trust.

Per barrel of oil equivalent ("boe") amounts have been calculated using a conversion rate of 6,000 cubic feet of natural gas to one barrel ("bbl") of oil. Boe's may be misleading, particularly if used in isolation. A boe conversion ratio of 1 bbl:6,000 cubic feet is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. References to "production volumes" or "production" refer to sales volumes.

References are made to terms commonly used in the oil and gas industry that are not defined by generally accepted accounting principals ("GAAP") in Canada and are referred to as non-GAAP measures. Such non-GAAP measures should not be considered an alternative to, or more meaningful than GAAP measures as indicators of the Trust's financial or operating performance. The non-GAAP measures presented are not standardized measures and therefore may not be comparable with the calculation of similar measures for other entities. The

following are descriptions of non-GAAP measures used in this MD&A:

(1) Cash flow equals cash flow from operations before changes in non-cash working capital. The Trust considers cash flow to be a key measure as it demonstrates the Trust's ability to generate the cash necessary to pay distributions, repay debt and to fund future capital investment. Cash flow per unit is calculated using the same number of units for the period as used in the net earnings per unit calculations.

(2) Net debt equals bank loans and convertible debentures plus current liabilities minus current assets. Net debt is a useful measure of the Trust's total leverage.

(3) Net debt to cash flow ratio equals the net debt (as defined above) divided by cash flow (as defined above). Net debt to cash flow ratio is a useful measure by which to compare the Trust's financial leverage to those of its peers.

(4) Operating netback equals total revenue per boe less royalties per boe and operating costs per boe. Operating netbacks are a useful measure to compare the Trust's operations with those of its peers.

(5) Payout ratio equals distributions as a percentage of cash flow for the period. Payout ratio is a useful measure used by management to analyze the Trust's efficiency and sustainability.

This MD&A contains forward-looking or outlook information with respect to the Trust. Certain information regarding Esprit Energy Trust including management's assessment of future plans and operations, constitutes forward-looking information or statements under applicable securities law and necessarily involve assumptions regarding factors and risks that could cause actual results to vary materially, including, without limitation, assumptions and risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions and ability to access sufficient capital from internal and external sources. The reader is cautioned that these factors and risks are difficult to predict and that the assumptions used in the preparation of such information, although considered reasonably accurate by Esprit at the time of preparation, may prove to be incorrect. Accordingly, readers are cautioned that the actual results achieved will vary from the information provided herein and the variations may be material. Readers are also cautioned that the foregoing list of factors is not exhaustive. Furthermore, the forward-looking statements contained in this MD&A are made as of the date of this MD&A, and Esprit does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained herein are expressly qualified by this cautionary statement.

VISION, CORE BUSINESS AND STRATEGY

Built on a business model of sustainability, Esprit is a western Canadian conventional oil and natural gas income trust with the objective of providing its unitholders with stable monthly distributions. Esprit's team of experienced management and technical professionals is focused on executing Esprit's low-to moderate-risk capital program in an efficient and effective manner. In pursuit of this, Esprit endeavors to operate its properties wherever possible. This gives us greater control over our operating and capital costs and project timing.

Esprit maintains the financial flexibility to pursue strategic acquisitions to enhance the Trust's sustainability and grow its production base.

Esprit's approach to commodities hedging helps reduce price volatility thereby enhancing cash flow stability. Esprit also uses commodity hedges from time to time to protect transaction economics.

Exemption Number 82-34890

QUARTERLY OPERATING RESULTS
($ thousands, except per unit amounts)

	Three months ended December 31, 2005	September 30, 2005	June 30, 2005	March 31, 2005
Oil and gas revenue	104,783	83,031	57,382	42,638
Net earnings	25,052	22,465	15,906	11,029
Net earnings per unit - basic	0.38	0.35	0.28	0.27
Net earnings per unit - diluted	0.37	0.34	0.27	0.27
Cash flow	56,149	45,143	30,504	22,456
Cash flow per unit - basic	0.86	0.70	0.54	0.56
Cash flow per unit - diluted	0.78	0.64	0.52	0.53

	Three months ended December 31, 2004	September 30, 2004	June 30, 2004	March 31, 2004
Oil and gas revenue	44,419	46,351	48,651	45,228
Net earnings	12,179	(185) (1)	8,421	7,684
Net earnings per unit - basic	0.31	(0.01)	0.21	0.19
Net earnings per unit - diluted	0.29	(0.01)	0.21	0.19
Cash flow	23,791	13,880	25,513	23,591
Cash flow per unit - basic	0.60	0.34	0.64	0.59
Cash flow per unit - diluted	0.56	0.34	0.63	0.58

(1) A loss was recorded in the period as a result of $8.3 million of transaction costs incurred relating to the transformation to a Trust.

FOURTH QUARTER REVIEW

Esprit closed out its first full year operations as a trust with strong results. The fourth quarter of 2005 was a period of high activity including the drilling of 49 wells compared to 38 wells for the previous nine months of 2005. Significant drilling successes occurred in the Olds and Berry areas. Total capital expenditures for the quarter were $25.6 million. Production for the quarter averaged 17,814 boe per day; a 60 percent increase from the comparative period in the prior quarter. Esprit's average sales price after transportation and hedging was $63.93 per boe, a 48 percent increase from the same quarter last year. Higher sales prices combined with increased production volumes helped generate cash flow from operations totaling $56.1 million ($0.86 per unit - basic; $0.78 per unit - diluted), a 136 percent increase from the comparative period in 2004, and net earnings of $25.1 million ($0.38 per unit - basic; $0.37 per unit - diluted) for the fourth quarter. With these results, the Trust was able to increase its distributions to unit holders by seven percent over prior quarters. The Trust distributed $29.7 million ($0.45 per unit) in the quarter.

Quarterly Financial Highlights
($ thousands, except per BOE and per Trust Unit amounts)

	Three months ended				
	December 31, 2005	December 31, 2004	September 30, 2005	June 30, 2005	March 31, 2005
Royalty expense	27,739	10,358	17,534	12,182	10,190
per BOE	16.93	10.09	11.37	9.90	10.42
As a percentage of revenue	26	23	21	21	24
Operating expenses	14,838	8,322	14,488	10,412	7,412
per BOE	9.05	8.10	9.40	8.46	7.58
G&A expenses	2,414	933	2,109	1,957	1,573
per BOE	1.47	0.91	1.37	1.59	1.61
Interest expense(1)	3,655	839	2,677	1,124	884
per BOE	2.23	0.82	1.74	0.91	0.90
Distributions to unitholders	29,654	16,788	27,088	23,703	16,892
per Trust Unit(2)	0.45	0.42	0.42	0.42	0.42
Net debt(3)	258,890	103,015	262,415	152,113	108,106
per Trust Unit(4)	3.90	2.51	4.06	2.36	2.68
Net debt to cash flow(5)	1.16	1.09	1.47	1.24	1.19

	Year ended December 31,	
	2005	2004
Royalty expense	67,645	44,549
per BOE	12.55	9.98
As a percentage of revenue	24	24
Operating expenses	47,149	35,092
per BOE	8.75	7.84
G&A expenses	8,052	5,014
per BOE	1.49	1.12
Interest expense(1)	8,340	3,233
per BOE	1.55	0.72
Distributions to unitholders	97,336	16,788
per Trust Unit(2)	1.71	0.42
Net debt(3)	258,890	103,015
per Trust Unit(4)	3.90	2.51
Net debt to cash flow(5)	1.68	1.19

(1) Includes interest on the convertible debentures.
(2) Based on weighted average basic trust units outstanding throughout the period.
(3) Net debt equals bank loans plus convertible debentures plus current liabilities minus current assets.
(4) Based on total number of Trust units outstanding at the end of the period.
(5) Net debt divided by cash flow (annualized for quarterly information)

Oil and Natural Gas Revenue

Oil and natural gas revenue for the fourth quarter of 2005 was $104.8 million, an increase of $21.8 million over the third quarter of 2005 and up $60.4 million from $44.4 million in the last quarter of 2004. This increase was due largely to a six percent increase in production volumes over the third quarter and a 60 percent increase in production volumes over the

same quarter of the prior year. Also, the Trust saw a significant increase in overall commodity prices received. Higher production volumes and commodity prices contributed approximately $6 million and $16 million respectively to increased revenue over the third quarter of 2005.

Production

	Three months ended				
	December 31, 2005	December 31, 2004	September 30, 2005	June 30, 2005	March 31, 2005
Natural gas (mcf/d)	79,494	55,920	79,056	65,709	54,963
Natural gas liquids (bbl/d)	1,725	1,436	1,424	1,357	1,310
Oil (bbl/d)	2,840	405	2,159	1,216	394
Total (boe/d)	17,814	11,161	16,759	13,525	10,864
Natural gas	74%	83%	79%	81%	84%
Natural gas liquids	10%	13%	8%	10%	12%
Oil	16%	4%	13%	9%	4%
Total	100%	100%	100%	100%	100%

	Year ended December 31,	
	2005	2004
Natural gas (mcf/d)	69,898	62,162
Natural gas liquids (bbl/d)	1,455	1,324
Oil (bbl/d)	1,660	540
Total (boe/d)	14,765	12,225
Natural gas	79%	85%
Natural gas liquids	10%	11%
Oil	11%	4%
Total	100%	100%

The Trust's production is heavily weighted toward natural gas and natural gas liquids with oil representing approximately 16 percent of total production for the quarter ended December 31, 2005.

Fourth quarter natural gas production averaged 79.5 million cubic feet ("mmcf") per day, a 42 percent increase compared to the fourth quarter of 2004 of 55.9 mmcf per day and up marginally over average production of 79.1 mmcf per day in the prior quarter. The increase in natural gas production over the fourth quarter of 2004 is primarily due to the volumes contributed by the Resolute Energy assets which were acquired in April of 2005. In the fourth quarter, natural gas comprised 74 percent of Esprit's production as compared to an average of 83 percent in the fourth quarter of 2004. The proportion of natural gas production has decreased as a result of Esprit's acquisition of two, mainly oil producing private companies - Markedon Energy and Monroe Energy - in August 2005.

Fourth quarter average natural gas liquid production was 1,725 bbls per day, compared to 1,436 bbls per day in the same quarter of 2004 and 1,424 bbls per day in the third quarter. The increase in liquids production over the prior year is largely due to the volumes contributed by the Resolute acquisition. The increase over the third quarter reflects low liquids inventories at the start of the third quarter as storage tanks were emptied in

preparation for the scheduled maintenance at Olds in June. Also, new liquids rich gas production was brought on at Olds in the fourth quarter. Natural gas liquids ("NGLs") as a percentage of total production, decreased to 10 percent compared to 13 percent in the fourth quarter of 2004 also as a result of the acquisitions in August of 2005.

Fourth quarter oil production averaged 2,840 bbls per day, a 2,435 bbls per day increase over the same period of 2004 and a 681 bbls per day increase over the previous quarter. The increase is mainly due to volumes contributed by the acquisitions of Markedon Energy and Monroe Energy, which were both largely oil producers, and positive drilling results in the Berry area. Oil accounted for 16 percent of Esprit's production in the fourth quarter, as compared to four percent in the fourth quarter of 2004.

Prices and product marketing

In the fourth quarter of 2005 the Company's marketing activities resulted in an average realized natural gas price, net of transportation and hedging costs of $10.87 per thousand cubic feet ("mcf") as compared to $8.50 per mcf in the prior quarter and $6.99 per mcf in the fourth quarter of 2004. Spot natural gas prices were volatile during the quarter, reaching a high on December 13 of $14.57 per gigajoule ("GJ") at AECO, at which point prices dropped throughout the remainder of the quarter. Including oil and NGLs, the Trust's realized overall commodity price in the fourth quarter was $63.93 per boe, as compared to $43.26 per boe for the same period in 2004 and $53.85 in the prior quarter. Oil prices dropped through the first half of the quarter, reaching a low of US$55.72 WTI per bbl, before increasing to a closing price for the quarter of US$57.76 WTI per bbl. Higher commodity prices accounted for $21 million of the increase in fourth quarter revenue over the prior year.

Operating Costs

	Three months ended				
	December 31, 2005	December 31, 2004	September 30, 2005	June 30, 2005	March 31, 2005
Operating costs ($ thousands)	14,838	8,322	14,488	10,412	7,412
Operating costs ($ per boe)	9.05	8.10	9.40	8.46	7.58

	Year ended December 31,	
	2005	2004
Operating costs ($ thousands)	47,149	35,092
Operating costs $ per boe	8.75	7.84

Fourth quarter operating costs were $14.8 million, or $9.05 per boe, as compared to $14.5 million, or $9.40 per boe in the prior quarter, and $8.3 million, or $8.10 per boe in the same quarter of the prior year. Fourth quarter operating costs are higher than expected due to a number of factors; most significantly, increased electricity costs and high inflation costs in the oil and gas services sector.

Earnings and Cash Flow

Net earnings in the fourth quarter of 2005 of $25.1 million ($0.38 per unit - basic; $0.37 per unit - diluted) were 106 percent higher than the same period of 2004 and cash flow of $56.1 million was 136 percent higher than the final quarter of 2004. Both variances were positively impacted

Exemption Number 82-34890

by a combination of higher commodity prices and higher production, partially offset by higher operating costs, interest and financing charges, and general and administrative expenses.

Net earnings were further impacted by decreased future income tax expense partially offset by higher expenses for depletion, depreciation and amortization ("DD&A"), accretion of asset retirement obligation and unit-based compensation expense. The increases in DD&A, accretion and unit-based compensation expense were all a result of the acquisitions completed in 2005.

Capital

			Three months ended		
($ thousands)	December 31, 2005	December 31, 2004	September 30, 2005	June 30, 2005	March 31, 2005
Exploration and development	25,261	7,934	25,334	18,334	10,454
Office and computer assets	145	11	150	246	82
Property dispositions	-	(2)	(278)	-	-
Total capital before corporate acquisitions	25,406	7,943	25,206	18,580	10,536
Corporate Acquisitions per Statement of Cash Flows	181	-	100,023	6,971	30
Fair value of trust units issued on acquisition of Resolute Energy Inc.	-	-	-	301,332	-
Total acquisition costs	181	-	100,023	308,303	30
Total capital and acquisition costs	25,587	7,943	125,229	326,883	10,566

	Year ended December 31,	
($ thousands)	2005	2004
Exploration and development	79,383	122,418
Office and computer assets	623	153
Property dispositions	(278)	(37,644)
Total capital before corporate acquisitions	79,728	84,927
Corporate Acquisitions per Statement of		

Cash Flows	107,205	-
Fair value of trust units issued on acquisition of Resolute Energy Inc.	301,332	-
Total acquisition costs	408,537	-
Total capital and acquisition costs	488,265	-

During the fourth quarter of 2005, Esprit's capital expenditures totaled $25.6 million. Development capital of $25.3 million invested in the fourth quarter included $16.7 million or 65 percent for drilling, completions and tie-ins that contribute to reserve additions and help offset natural production decline. In the fourth quarter, Esprit's capital spending was focused primarily in the areas of Olds ($10.4 million) and Berry ($8.9 million). Gross wells drilled in the fourth quarter totaled 49 (37.9 net wells), with a gross success rate of 92 percent.

FULL YEAR TRUST OVERVIEW

2005 was a growth year for Esprit highlighted by acquisitions totaling over $400 million. The acquisitions of Resolute on April 29, 2005, and Markedon and Monroe on August 9, 2005, helped to increase total assets of the Trust to $969 million. These strategic acquisitions diversified the Trust's asset base geographically and added more sweet gas and light oil. On January 25, 2006, the Trust closed the sale of its Ante Creek properties for $16.0 million cash consideration and interests in producing properties at Manyberries and Three Hills. The transaction was effective December 15, 2005.

Net earnings for the year were $74.5 million (a 165 percent increase over 2004) or $1.31 per unit-basic (an 87 percent increase from the prior year). Distributions to unitholders for the year totaled $97 million (or $1.71 per unit). This represented 63 percent of the Trust's cash flow. The net debt to cash flow ratio at year end is 1.68 including the convertible debentures.

Production & Reserves

Production for the year grew by 21 percent to an average of 14,765 boe per day. Operating netbacks for the year averaged $32.11 per boe.

Esprit experienced some challenges in the first three quarters of the year with poorer than expected drilling results in the Olds area and operational delays experienced with the extremely wet weather in southern Alberta. Esprit was able to finish the year strongly with an active and successful fourth quarter which showed significantly improved results. Most importantly, a new well at Olds showed initial production rates approximately three to four times that of historical rates in the area. Production in the final quarter of the year averaged 17,814 boe per day.

An independent evaluation of all of Esprit's reserves at January 1, 2006 was conducted by GLJ Petroleum Consultants Ltd. ("GLJ"), the independent reserves evaluators appointed by the Board of Trustees, and prepared in accordance with the reporting guidelines of Canadian Securities Administrator's National Instrument ("NI") 51-101 "Standards of Disclosure for Oil and Gas Activities". Under NI 51-101, the best estimate for reserve balances and additions is considered to be the proved plus probable ("P+P") category.

As at December 31, 2005, GLJ estimates that Esprit had total P+P reserves of 66.7 mmboe. Of this total, 50.0 mmboe represented proved reserves and 42.2 mmboe represented proved producing reserves.

In total, Esprit added 22.76 mmboe of P+P reserves in 2005 and replaced

approximately 422 percent of 2005 production. Of the total reserves added, 20.4 mmboe came through the acquisitions and 2.3 mmboe were the result of the development of the Trust's existing asset base. Esprit's reserve base remains strongly weighted towards natural gas, with its P+P reserve base split 78 percent natural gas, 12 percent natural gas liquids and 10 percent oil.

At December 31, 2005, Esprit's reserve life on a proved plus probable basis was 10.7 years. This is calculated using the mid point of the 2006 production guidance and remains one of the longer reserve lives amongst its peer group.

Capital Efficiency

Esprit's finding, development and acquisition ("FD&A") costs for 2005, including reserve revisions and future development capital, were $20.78 per boe proved plus probable ($26.96 on a proved basis). Esprit acquisition costs were approximately $409 million and the capital program, excluding acquisitions, was $79 million. For the purpose of calculating FD&A costs, the cost of Resolute was $308 million representing the value of trust units issued and net debt assumed at the time of closing. In calculating FD&A cost, Esprit has removed Ante Creek year-end reserves and included consideration received for the disposition in January 2006. If Ante Creek was included in the calculation, the FD&A cost would be approximately $21.48 per boe proved plus probable and $27.98 per boe proved.

Esprit's F&D costs, excluding acquisitions but including reserve revisions and future development capital, were $34.58 per boe proved plus probable and $41.46 per boe proved. The main reasons for this poor performance were the disappointing drilling results experienced at Olds during the first three quarters of 2005 and the significant amount of capital improvements made ($7 million) during the Olds plant maintenance shutdown. The last shutdown was 2002 and the next is planned for 2009. While it is too early to represent a trend, the fourth quarter of 2005 drilling results, particularly at Olds and Berry, were very encouraging. Esprit believes it will achieve industry competitive F&D costs in 2006.

Another measure of capital efficiency used in the industry is the capital cost incurred to bring on incremental (new) production. Esprit estimates this metric at $29,000 per flowing boe in 2005.

Operations

A regularly scheduled triennial turnaround of the Olds plant occurred in the second quarter of 2005. During the turnaround, work was completed to improve the plant's ability to handle electrical power disruptions and the handling of 'slugs' of liquid hydrocarbons that occasionally enter the plant in the natural gas stream. The successful turnaround has improved the plant's operational reliability and is expected to allow the plant to operate for a further four years until the next turnaround scheduled to occur in 2009.

Acquisitions and dispositions

On April 29, 2005, through a plan of arrangement, Esprit acquired the shares of Resolute Energy Inc. ("Resolute"), a public company whose shares traded on the Toronto Stock Exchange, on the basis of 0.338 units of the Trust for each Resolute share. Immediately after the transaction, the Company amalgamated with Resolute. As part of this plan of arrangement, certain Resolute assets were transferred to a separate publicly traded company (Cordero Energy Inc.) the shares of which were issued to the former shareholders of Resolute. The Trust issued approximately 24.1 million trust units to the shareholders of Resolute. The assets acquired through this transaction have increased Esprit's production by approximately 60 percent and have diversified the Trust's production base both in terms of geography and production. The assets acquired were predominantly sweet, natural gas properties and have increased the Trust's proportion of sweet natural gas production from 29 percent to 55 percent of its total natural gas production. An additional 13.3 mmboe of proved reserves and 16.6 mmboe of proved plus probable reserves have been added to Esprit's year end 2005 asset base as a result of this acquisition.

On August 9, 2005, Esprit acquired Markedon Energy Ltd. and Monroe

Exemption Number 82-34890

Energy Inc., two privately-held Calgary-based oil and gas companies. Esprit acquired all of the issued and outstanding shares of the companies for aggregate cash consideration of $98.5 million. The total value of the transaction, including the related acquisition costs of $1.7 million, was approximately $100.2 million. The two acquisitions represent 3.8 mmboe of proved plus probable reserves of which 2.1 mmboe are proved.

On January 25, 2006, the Trust closed the sale of its Ante Creek properties for $16.0 million cash consideration and interests in properties at Manyberries and Three Hills.

Financing

To fund the August 9th acquisitions, Esprit issued $100 million of extendible convertible unsecured subordinated debentures ("the Debentures"). The Debentures have a coupon rate of 6.5 percent, payable semi-annually in arrears, and a maturity date of December 31, 2010. The Debentures are convertible into trust units of Esprit at $13.85 per trust unit and are redeemable by the Trust after December 31, 2008. The offering closed on July 28, 2005. The convertible debentures of the Trust trade on the TSX under the trading symbol "EEE.DB".

Reclassification of A and B Units

On its conversion to a trust on October 1, 2004, Esprit had a dual class A/B trust unit structure. The dual class trust unit structure was created in response to proposed legislative announcements made by the Minister of Finance relating to the restriction of foreign ownership of mutual fund trusts. Subsequently, the Minister announced his intention to defer the implementation of that legislation. On June 2, 2005 Esprit's Board approved the elimination of the Trust's A/B unit structure. Esprit's outstanding Class A trust units and Class B trust units were reclassified into a single class of units ("Trust Units"). The effective date of the reclassification was June 30, 2005 and the single class of units began trading on the TSX on July 5, 2005 under the symbol "EEE.UN".

Oil and Natural Gas Revenue

	Year ended December 31,		
	2005	2004	2003
Oil and gas revenue ($ 000's)	287,834	184,649	170,078
Production Volumes			
Natural gas (mcf/d)	69,898	62,162	60,419
Natural gas liquids (bbl/d)	1,455	1,324	1,378
Oil (bbl/d)	1,660	540	554
Total (boe/d)	14,765	12,225	12,002
Sales Prices			
Natural gas ($/mcf)	8.67	6.68	6.46
Natural gas liquids ($/bbl)	62.75	53.68	44.49
Crude oil ($/bbl)	55.04	33.70	25.82

Oil and natural gas revenue for the year ended December 31, 2005 was $287.8 million compared to $184.6 million for 2004. The increase in revenue is due to increased production volumes from the acquisitions during 2005, partially offset by reduced revenue from the transfer of assets to ProspEx Resources Ltd. upon the formation of the Trust on October 1, 2004, downtime for the June 2005 Olds and Ram River (Blackstone) scheduled plant turnarounds and wet weather related operational issues in the second quarter of 2005. Also contributing greatly to the increase in revenues was a 29 percent overall increase in commodity prices received by the Trust compared to 2004. Compared to 2004, increased production accounted for $49.3 million of the higher revenue while commodity prices accounted for approximately $53.9 million of the increase. Of the production contribution, $13.6 million was from

properties acquired in the Resolute acquisition and $1.9 million was from the Markedon and Monroe acquisitions.

Production

	Year ended December 31,		
	2005	2004	2003
Gas (mcf/d)	69,898	62,162	60,419
NGL (bbls/d)	1,455	1,324	1,378
Oil (bbls/d)	1,660	540	554
Total - (boe/d)	14,765	12,225	12,002

Total equivalent production for 2005 of 14,765 boe per day represents a 21 percent increase over 2004 production of 12,225 boe per day. The majority of the increased production volumes were due to the acquisitions made during the year, however the increase was partially offset by decreased production due to the transfer of properties to ProspEx at the end of the third quarter of 2004.

Esprit's full year average natural gas production of 69.9 mmcf per day reflects a 12 percent increase over 2004 natural gas production of 62.2 mmcf per day. The production increases were due to the acquisitions as well as the tie-in of new wells in the Olds, Saskatchewan, High River, Three Hills, Berry and Swalwell areas. Offsetting the production increases were natural declines and the loss of production from properties that were transferred to ProspEx. Production was also negatively impacted by shutdowns for the scheduled major plant maintenance at Olds and Ram River (Blackstone) and unanticipated operational delays related to wet weather which were experienced in the second and third quarters of 2005.

Average NGL production of 1,455 bbls per day is up 10 percent from NGL production during 2004 of 1,324 bbls per day. Natural gas liquids for 2005, as a percentage of total natural gas production, were 13 percent, which is approximately equal to 2004.

In 2005, oil production averaged 1,660 bbls per day, an increase of 207 percent compared to 2004. The increase in oil production is largely due to the acquisition of Markedon and Monroe which were both predominantly oil producers.

Looking forward to 2006, total production is expected to average between 16,750 to 17,350 boe per day. Approximately 70 percent of the production is expected to be natural gas. The Trust expects to be able to maintain stable production levels in 2006 through exploitation of its undeveloped land base and internally generated drilling prospects.

In early 2006, Esprit assembled a full-time business development team charged with the mandate of expanding Esprit's production base through acquisitions or other joint venture opportunities.

Prices and Product Marketing

The 2005 average realized gas price net of transportation and hedging costs was $8.67 per mcf ($7.91 per GJ) as compared to $6.68 per mcf during 2004, a 30 percent increase. The Alberta Reference Price was $7.84 per GJ. It is the average plant gate natural gas price received by all Alberta gas producers for their product as published by the Department of Energy of the Province of Alberta. Canadian gas prices were driven higher in concert with the US based NYMEX gas price increases which were largely caused by hot weather in the summer and supply interruptions caused by an active hurricane season, most significantly, hurricane Katrina.

The NGL price received for the year was $62.75 per bbl compared to $53.68 per bbl in 2004, a 17 percent increase.

The 2005 average realized oil price was $55.04 per bbl compared to $33.70 per bbl for 2004, a 63 percent increase. Ongoing supply and demand uncertainty was elevated as oil production was significantly effected by the

active hurricane season and continued geopolitical events throughout the year.

Cash flow from operations is directly impacted by the volatility of commodity prices. As part of its risk management strategy, Esprit enters into commodity price derivative contracts to provide downside price protection. In 2005, hedging costs for natural gas and oil were $5.1 million, or $0.95 per boe.

Currently, for the remainder of 2006, the Trust has approximately 26 percent of its estimated annual natural gas production hedged via fixed price contracts. In the event that prices rise above the price specified in the contract, Esprit will be unable to capture the associated incremental revenue. An additional five percent of natural gas volumes are protected via collars, which provide downside price protection but also remove the benefit of prices above a specified level. Approximately 22 percent of oil volumes are hedged via a fixed price contract. If all of Esprit's contracts were closed out on December 31, 2005, the loss resulting from the settlement would have been approximately $6.0 million. At February 14, 2006, the gain that would have resulted from closing all of Esprit's contracts was approximately $10.0 million.

Energy commodity prices can fluctuate due to changes in the geopolitical environment, weather conditions, supply disruptions and other variations in supply or demand. The Trust uses commodity price hedges to partially limit the volatility in its cash flow and, in turn, provide stability to its distributions. The Trust has a written policy delegating limited authorities to management to implement commodity price hedges. The Board of Trustees meets with management at least quarterly to review the Trust's hedging strategy and the hedges in place. In the case of a material acquisition, the Trust will consider using hedges on a larger portion of the acquired production to partially lock in the transaction economics.

Operating Costs

	Year ended December 31,		
	2005	2004	2003
Operating Costs ($ thousands)	47,149	35,092	27,781
($/boe)	8.75	7.86	6.34

Esprit's full year 2005 operating costs were $47.1 million or $8.75 per boe compared to $35.1 million or $7.86 per boe for the full year of 2004. The increase in operating costs in 2005 was due to a number of factors including significant increases in electricity costs along with cost inflation in the oil and gas services sector. Esprit's operating costs were also impacted by costs related to the major maintenance turnaround at Olds and weather related problems in the second and third quarters.

Looking forward, Esprit expects that with the maintenance work conducted at the Olds plant, along with other cost mitigation efforts, its 2006 operating costs will average $8.50 per boe.

Royalties

Royalty expense of $67.6 million for the full year of 2005 increased from the prior year's royalty expense of $44.5 million in proportion with revenue. The total royalties as a percentage of revenue in each year were approximately 24 percent. The royalty rate for 2006 is not expected to change from that level.

Depletion, Depreciation and Amortization

Depletion, depreciation and amortization ("DD&A") expense in 2005 was $74.8 million, or $13.88 per boe, up from $44.9 million, or $10.06 per boe, in 2004. Other than increased production, the increase in DD&A expense is a result of a number of factors including the acquisitions completed during the year and the addition of reserves at costs higher than Esprit's historic average. The DD&A rate is expected to continue to increase as current year

finding and development costs are greater than Esprit's historical rate.

General and Administrative Expenses

Annual net general and administrative expenses increased 61 percent to $8.1 million in 2005 from $5.0 million in 2004. Per unit general and administrative expenses for the full year were $1.49 per boe compared to $1.12 per boe in 2004. The increased administrative costs in the year resulted from a number of factors including integration costs related to the acquisitions, costs related to complying with new corporate governance and financial reporting regulations and requirements and an increasingly competitive environment for human resources. These latter two factors are expected to put continued upward pressure on general and administrative expenses. Per unit general and administrative costs are expected to average $1.85 per boe in 2006.

Interest and Financing Costs

Interest expense in 2005 of $8.3 million is up 52 percent from $3.2 million in the prior year due to the increase in average bank debt compared to 2004 and an increase in the average interest rate experienced by the Trust. The average rate on the utilized portion of the credit facility was 3.6 percent in 2005 compared to 3.4 percent in 2004. The increase in bank debt can be attributed to the assumption of debt on the acquisition of Resolute as well as the excess expenditures of Esprit's capital program and distributions over its cash flow.

In 2006, Esprit does not expect capital and distributions to exceed cash flow. Additionally, the $16 million cash proceeds of the Ante Creek disposition in January 2006 were applied against bank debt. As discussed previously, $100 million of unsecured subordinated convertible debentures were issued to fund the acquisitions of Markedon and Monroe.

Interest and financing charges relating to the convertible debentures in 2005 were $3.4 million comprised of 6.5 percent coupon interest payable, amortization of debenture issue costs and accretion of the debt portion of the debenture up to its face value. For a further discussion of the Debentures see the "Liquidity and Capital Resources" section below.

Resolute Plan of Arrangement Costs

The Trust paid $0.8 million in transaction bonuses and employee retention payments during the second quarter of 2005. These costs were directly related to the acquisition of Resolute and have been expensed on the statement of earnings and deficit for 2005.

Income Taxes

Esprit has not paid any current income taxes in 2005, with the exception of Federal large corporation's tax and Saskatchewan capital tax.

Future income taxes arise from differences between the accounting and tax basis of the operating company's assets and liabilities. In the Trust structure, interest and net profits interest payments are made between the operating company and the Trust and ultimately paid to the unitholders in the form of distributions. This mechanism transfers the majority of the income and tax liability to the unitholders. It is therefore expected that the Trust will not incur any cash income taxes in the medium-term under current commodity prices.

Net Earnings and Cash Flow

	Year ended December 31,		
($ 000's except per unit amounts)	2005	2004	2003
Net earnings	74,452	28,099	38,779
Net earnings per unit - basic	1.31	0.70	0.97
Net earnings per unit - diluted	1.28	0.68	0.97
Cash flow	154,254	86,777	92,260
Cash flow per unit - basic	2.71	2.17	2.32

Cash flow per unit - diluted	2.53	2.11	2.31
Weighted average units - basic	56,869	40,023	39,805
Weighted average units - diluted	61,967	41,050	40,003
Cash distributions per unit - basic	1.71	0.42	-
Special payment per share	-	0.22	-

Net earnings for the year of $74.5 million were up 165 percent from 2004, largely due to increased production and higher commodity prices offset by higher operating costs, royalties, general and administrative expenses, interest expense and depletion expense. The cause of the variances in these items is described in detail in earlier sections of this MD&A.

Cash flow for the year was $154.3 million, up $67.5 million, or 78 percent, from 2004. The increase is a result of the same items that impacted earnings and have been discussed in detail above.

Capital Expenditures

	Year ended December 31,		
($ millions)	2005	2004	2003
Exploration and development	79.4	122.4	110.6
Property dispositions	(0.3)	(37.6)	3.1
Office and computer assets	0.6	0.2	0.5
Total capital before corporate acquisitions	79.7	85.0	114.2
Corporate acquisitions per Statement of Cash Flows	107.2	-	-
Fair value of trust units issued on acquisition of Resolute Energy Inc.	301.3	-	-
Total acquisition costs	408.5	-	-
Total capital and acquisition costs	488.2	85.0	114.2

Total capital expenditures for 2005 include approximately $100 million associated with the Markedon and Monroe acquisitions and approximately $7.0 million in costs related to the Resolute acquisition. Net capital expenditures for the year of $186.9 million are up 120 percent from 2004. Excluding acquisition & disposition capital, Esprit's capital expenditures in 2005 were $80.0 million, $42.6 million less than in 2004. As a Trust, Esprit's capital spending is significantly less than a traditional exploration company, focusing on the development of existing assets. A total of 87 gross wells were drilled during the year. The majority of the development capital in 2005 was spent in the Olds, Berry, and Saskatchewan areas. Of the total capital spent in 2005, $48.4 million was spent on drilling and completions, $23.2 million on facilities and $4.4 million on land, with the remainder being capitalized general and administrative costs and office and computer assets.

Approximately 60 percent of the Trust's capital budget for 2006 of $63 million is directed towards drilling, with a further 25 percent to be spent on facilities.

In 2006, Esprit plans to drill 11 wells at Olds and participate in a multi-well farm-out agreement in its Three Hills area. The Olds' plans call for drilling two of the deeper Wabamun wells with the remaining nine wells targeting shallower, sweet gas and totals approximately $17 million.

In the Berry/Winnifred area, the Trust plans to spend approximately $19 million in 2006 to drill 26 wells, five in the Richdale Banff pool and the remainder targeting Second White Specks and Manville formations.

In the Peace River Arch area, the Trust expects to spend approximately

$7 million to drill nine gross wells in 2006. These drilling plans include wells in both Beaverlodge and Gordondale targeting multi-zoned opportunities that possess relatively higher volume potential with strong capital efficiency metrics.

In Saskatchewan, Esprit plans to spend approximately $6 million in 2006 to drill seven wells, two in Lashburn and five horizontal wells at Wauchope.

In Central Alberta in 2006, Esprit plans to spend approximately $2 million in capital, mostly on facilities de-bottlenecking, re-completions, optimizations and drilling two wells in the area.

In Southern Alberta in 2006, Esprit plans to spend approximately $1 million in capital, primarily in the High River area through the multi-well farm-out agreement expected to begin in the second quarter.

In 2006, Esprit will continue to pursue strategic acquisition opportunities. However, due to the unpredictability of occurrence and the uncertainty of the magnitude of any such transaction, Esprit has not made any provision for acquisitions in its 2006 capital budget.

Liquidity and Capital Resources

	Year ended December 31,	
(000's except ratios)	2005	2004
Bank debt	$ 144,239	$ 86,875
Working capital deficiency	20,785	16,138
Net debt (excluding debentures)	$ 165,024	$ 103,013
Convertible debentures	93,866	-
Net debt	$ 258,890	$ 103,013
Market value of Trust Units & exchangeable shares outstanding(1)	898,989	491,510
Total capitalization	$1,157,879	$ 594,523
Net debt (excluding debentures) to cash flow ratio	1.07	1.19
Net debt to cash flow ratio	1.68	1.19
Outstanding units	66,323	40,183

(1) Based on December 31, 2005 market price

On July 28, 2005 the Trust issued $100 million of 6.5 percent convertible unsecured subordinated debentures for proceeds of $96.0 million (net of issuance costs). The Debentures pay interest semi-annually and are convertible at the option of the holder at any time into fully paid trust units at a conversion price of $13.85 per trust unit. The Debentures mature December 31, 2010, at which time they are due and payable. The net proceeds were used to fund the acquisitions of Markedon and Monroe.

The Debentures have been classified as debt on the Balance Sheet, net of the fair value of the conversion feature which has been classified as part of unitholders' equity. The issue costs have been recorded as a deferred asset and will be amortized over the term of the Debentures, and the debt portion will accrete up to the principal balance at maturity. The accretion of the debt portion, the amortization of issue costs and the interest payable are expensed within interest and financing charges on the consolidated statements of earnings.

Bank debt is comprised of the senior credit facility, net of any cash. The senior credit facility is a revolving term loan facility of $265 million and an operating facility of $15 million and is repayable in June 2007 if not extended.

The Trust's liquidity and capital requirements are fulfilled through operating cash flow and the existing credit facilities. At December 31, 2005,

the Trust's net debt, excluding debentures, was $165.0 million composed of $144.2 million outstanding on its senior credit facility and a working capital deficiency of $20.8 million. This reflects a 1.07 times net debt (excluding debentures) to cash flow ratio. Net debt was $258.9 million and, in addition to the bank loans and working capital, includes $93.9 million of Debentures. This represents a 1.68 times total net debt to cash flow ratio. Esprit had $135.8 million of unused bank borrowing capability at the end of 2005, which provides Esprit the financial flexibility to pursue growth opportunities. The senior credit facility is subject to an annual review by the lenders and it is anticipated that the loan will be extended at that time. A significant decline in oil and natural gas prices or a significant decline in the Trust's oil and natural gas reserves could result in the loan facility being decreased or not being renewed. Were the loan facility not renewed or significantly decreased, the Trust's ability to pay distributions or fund operations may be impacted.

Future debt levels are primarily dependent on the Trust's operating cash flow, distributions and capital program. Bank debt in 2006 is projected to decrease as the 2006 capital program and cash distributions are expected to be less than cash flow. Also, the $16 million of cash proceeds from Esprit's Ante Creek disposition in January 2006 were applied to reduce debt. The credit facility, together with cash generated from operations, is expected to be sufficient to meet Esprit's near term capital requirements and provides significant financial flexibility.

Outstanding Trust Unit Data

Units of the Trust trade on the Toronto Stock Exchange under the symbol EEE.UN. As at February 14, 2006, the Trust had 66,344,686 Trust units and 460,207 exchangeable shares outstanding. 543,481 units are issuable upon conversion of the exchangeable shares applying the exchange ratio at January 16, 2006. During 2005, a total of 1,581,877 exchangeable shares were exchanged for trust units.

During the period January 1, 2005 to December 31, 2005, the trust units traded in the range of $10.95 to $15.66 with an average daily trading volume of approximately 242,667 units.

In July, Esprit issued $100 million of extendible convertible unsecured subordinated debentures. The Debentures are convertible into trust units of Esprit at $13.85 per trust unit and are redeemable by the Trust after December 31, 2008. At February 14, 2006 6.9 million trust units were issuable on the remaining outstanding Debentures.

The Trust established a Performance Unit Incentive Plan concurrent with the reorganization into a trust. Under the Performance Unit Incentive Plan, the trustees may grant up to five percent of the number of Trust units outstanding from time to time to trustees, officers, employees of, or providers of services to the Trust. Performance units vest over a period of one to three years. The number of Trust units ultimately issued under the Performance Unit Incentive Plan is dependant on the performance of the Trust relative to its peers. The Trust granted 464,651 performance units (net of cancelled performance units) during the year which also represents the total number of performance units outstanding at December 31, 2005. The Trust recorded compensation expense of $2.6 million in 2005, based on the estimated fair value of the performance units on the date of grant. The maximum number of trust units issuable on conversion of the performance units is 979,302 units.

Cash Distributions

Cash distributions to unitholders are at the discretion of the Board of Trustees and can fluctuate depending on cash flow. The Trust believes that a current payout ratio of 50 to 60 percent is appropriate based on the current commodity price environment and the Trust's ongoing capital needs and capital structure. The Trust's capital program is financed from available cash flow and additional drawdowns on the bank facility if required. The key drivers of Esprit's cash flow are commodity prices and production. Since the Trust's production is heavily weighted to natural gas (79 percent in 2005), natural gas prices have a significant effect on its cash flow. In the event that oil and natural gas prices are higher than anticipated and a cash surplus develops

in a quarter, the surplus may be used to increase distributions, reduce debt, and/or increase the capital program. In the event that oil and natural gas prices and/or production are lower than expected, the Trust may decrease distributions, increase debt or decrease the capital program. Esprit regularly reviews its distribution policy in the context of the current commodity price environment and production levels.

Distributions remained constant throughout the first nine months of 2005 at $0.14 per unit per month and had been at that level since the Trust's inception in October 2004. On September 28, 2005, Esprit announced its October distribution at $0.15 per unit, representing a $0.01 per unit increase. Distributions have maintained at this level since that date. In 2005, Esprit paid out 63.1 percent of its cash flow as distributions to its unitholders.

Esprit pays distributions monthly, to unitholders of record on the last business day of the month. Distributions are paid on the 15th of the following month or the following business day where the 15th falls on a weekend or statutory holiday.

It is expected that approximately 20 percent of the 2006 distributions will represent a tax efficient return of capital to Canadian unitholders and will reduce the adjusted cost base of the trust units held by unitholders. For unitholders resident in the United States, taxability of distributions is calculated using U.S. tax rules. The taxable portion of the monthly distribution is determined annually based on current and accumulated earnings in accordance with U.S. tax law. In 2005, 65.28 percent of the distributions made in 2005 were dividends that were "Qualifying Dividends". The remaining 34.72 percent was a tax-deferred reduction to the cost of the units for tax purposes.

Contractual Obligations

The following table summarizes the Company's contractual obligations at December 31, 2005:

($ thousands)	2006	2007	2008	2009	2010	Thereafter
Bank loan	-	144,316	-	-	100,000	-
Convertible debentures	-	-	-	-	-	-
Pipeline transportation	2,090	1,482	1,182	-	-	-
Operating leases	362	403	435	443	479	-
Software licenses	562	-	-	-	-	-
	3,014	146,201	1,617	443	100,479	-

The bank loan may be extended at the mutual agreement of the Trust and its lenders. The Trust intends to extend the terms of this agreement on an ongoing basis. Additional details regarding the Company's bank loan are described in the section of the MD&A entitled "Liquidity and Capital Resources".

The Debentures are convertible at the option of the holder at any time into fully paid trust units at a conversion price of $13.85 per unit. The Debentures mature on December 31, 2010. After December 31, 2008, the Trust may elect to redeem all or a portion of the outstanding Debentures at a price of $1,050 per debenture or $1,025 per debenture after December 31, 2009.

Off Balance Sheet Arrangements and Variable Interest Entities

The Trust has no off-balance sheet financing arrangements. The Trust does not have any variable interest entities.

Related Party Transactions

The Trust has not been involved with any related party transactions.

ACCOUNTING POLICIES

Critical Accounting Policies

The Trust's significant accounting policies are summarized in Note 2 to the Trust's audited consolidated financial statements for the years ended December 31, 2005 and 2004. Certain of these policies are recognized as critical because in applying these policies, management is required to make judgments, assumptions and estimates that have a significant impact on the financial results of the Trust. The estimates used in applying these critical accounting policies have been discussed with the Audit Committee of our Board of Trustees and are discussed below. The assumptions and estimates are continually reviewed and evaluated by management. Actual results could differ from these estimates.

Oil and Gas Reserves

Reserves estimates and revisions to those reserves, although not reported as part of the Trust's financial statements, can have a significant impact on net earnings as a result of their impact on depletion, depletion rates, asset retirement obligations, asset impairments and purchase price allocations. In adherence with National Instrument 51-101, 100 percent of the Trust's proved plus probable oil and gas reserves were evaluated and reported on by an independent qualified reserves evaluator (GLJ Petroleum Consultants Ltd.) appointed by the Board of Directors. However, the process of estimating oil and gas reserves is complex and is subject to uncertainties and interpretations. Estimating reserves requires significant judgments based on available geological and reservoir data, past production and operating performance and forecasted economic and operating conditions. These estimates may change substantially as additional data from ongoing development, testing and production becomes available, and due to unforeseen changes in economic conditions which impact oil and gas prices and costs.

Ceiling Test

Esprit follows the Canadian Institute of Chartered Accountants ("CICA") Accounting Guideline 16 "Oil and Gas Accounting - Full Cost". In accordance with full cost accounting, a ceiling test is performed, on a quarterly basis, to test for asset impairment. An impairment loss is recorded if the sum of the undiscounted cash flows expected from the production of the proved reserves and the lower of cost and market of unproved properties does not exceed the carrying values of the oil and gas assets. An impairment loss is recognized to the extent that the carrying value exceeds the sum of the discounted cash flow expected from the production of proved and probable reserves and the lower of cost and market of unproved properties.

The cash flow used in testing for impairment is based on a number of estimates, the most critical being remaining proved and probable reserves, future commodity prices and future operating costs. The uncertainty in reserves is discussed above. We estimate our future commodity prices based on futures prices at the end of the period for the next five years and after five years the estimated future prices used are determined by our independent reserves evaluator. Although these price estimates are from sources independent of the Trust, they are still subject to significant volatility. Future operating cost estimates are based on current operating costs per barrel plus an inflation factor.

Performing this test at December 31, 2005 using and average gas price of $8.42 per mcf and an average oil price of $57.63 per bbl results in a ceiling test surplus.

Unproved Properties

Certain costs related to unproved properties are excluded from costs subject to depletion until proven reserves have been determined or their value is impaired. These properties are reviewed quarterly and any impairment is transferred to the costs being depleted.

Goodwill

On an acquisition, the residual amount arising when the purchase price exceeds the fair value of the net identifiable assets and liabilities

(including an estimate of future income taxes) is recorded as goodwill. In accordance with the CICA handbook section 3062 ("Goodwill and Other Intangibles"), goodwill is tested at least annually for impairment. Any impairment is charged to net earnings during the period in which it occurs.

Impairment of goodwill is tested by comparing the book value of the Trust's net assets to the fair value of the Trust. If the fair value of the Trust is less than book value, the impairment loss is measured by allocating the fair value of the Trust to the identifiable assets and liabilities at their fair values. The excess of the Trust's fair value over the identifiable net assets is the implied fair value of goodwill. If the book value of goodwill exceeds this amount, the difference is the impairment amount to be charged against net earnings during the period. Performing this test at December 31, 2005 resulted in an excess of fair value over the Trust's book value.

Asset Retirement Obligation

The Trust records a liability for the legal obligation associated with the retirement of long-lived assets and a corresponding increase in the related asset in accordance with the method outlined in the CICA handbook section 3110 ("Asset Retirement Obligations"). The future liability is comprised of estimates of future costs to abandon and restore well sites, facilities and natural gas processing plants discounted to their present value. The estimation of these costs is based on engineering estimates using current costs and technology and in accordance with current legislation and industry practice. These estimates are reviewed annually. Changes are accounted for prospectively and could impact net earnings. For further information on the Trust's asset retirement obligation, see note 10 to the Trust's financial statements for the year ending December 31, 2005.

Income Taxes

While the Trust is a taxable entity, under the Income Tax Act (Canada) the Trust is not liable for income tax as it allocates all of its taxable income to its unitholders. Therefore, no provision for Canadian income tax expense has been made in the Trust.

Income taxes are calculated for the operating company using the liability method whereby tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between amounts reported in the financial statements and their respective tax base using substantively enacted income tax rates. The effect of a change in income tax rates in future tax liabilities and assets are recognized in income in the period in which the change occurs. The determination of income and other tax liabilities requires interpretation of complex laws and regulations. All tax filings are subject to audit and assessment by taxing authorities after the lapse of considerable time. As a result, the actual income tax liability may differ from that recorded.

Performance Units

The Performance Unit Incentive Plan provides for a range of payouts, based on the Trust's performance relative to the performance of certain peers. The Trust records an expense based on expected payouts, which is calculated using an estimate of the Trust's performance relative to its peers. Actual payouts under the Performance Unit Incentive Plan may vary from the estimate.

New Accounting Pronouncements

Exchangeable Securities

In January 2005, the CICA issued an Emerging Issues Committee ("EIC") pronouncement on "Exchangeable Securities Issued by Subsidiaries of Income Trusts" (EIC 151). The abstract addresses how exchangeable securities of a subsidiary should be presented on the consolidated balance sheet of an income trust, how these securities should be measured, the accounting treatment of conversion of exchangeable securities and the treatment of exchangeable securities in calculating earnings per share. The guidance is effective for financial statements issued for periods ending on or after June 30, 2005. The

Trust early adopted the classification provisions of EIC 151 in the fourth quarter of 2004. Equity capital attributable to exchangeable shares is presented as non-controlling interest above unitholders' equity on the balance sheet. The portion of earnings attributable to exchangeable securities of the Trust is presented as "non-controlling interest" on the statement of earnings.

During the second quarter of 2005, in accordance with the transitional provisions of EIC 151, the Trust retroactively adopted step acquisition accounting for exchangeable share redemptions. Step acquisition accounting requires that the exchangeable share redemptions be recorded at fair value resulting in increases to unitholders' capital, property plant and equipment and future income taxes equal to the difference between the carrying value and the market value of the shares. The retroactive application of step acquisition accounting had no significant impact on current or prior period earnings and accordingly the entire earnings adjustment was recorded in the current period. Cash flow was not impacted by the change.

OPERATIONAL AND OTHER BUSINESS RISKS

Volatility of Oil and Natural Gas Prices

The Trust's results of operations and financial condition are dependant upon the prices received for our oil and natural gas production. Oil and natural gas prices have fluctuated widely during recent years and are subject to fluctuations in response to relatively minor changes in supply, demand, market uncertainty, and other factors beyond our control. These factors include but are not limited to, geopolitical events, foreign supply of oil and natural gas, seasonal demand and weather patterns, the level of consumer product demand, government regulations and taxes, the prices and availability of alternative fuels and the overall economic environment. Any decline in oil and natural gas prices could have a material adverse effect on the Trust's operations, financial condition, proved reserves and the level of distributions to unitholders. No assurance can be given that oil and natural gas prices will be at levels which will generate profits for the Trust. In addition, the Trust regularly assesses the carrying value of its assets. If oil and natural gas prices become depressed or decline, the carrying value of its assets could be subject to downward revision. To mitigate these risks, Esprit has an active hedging program conducted by an experienced marketing team based on established criteria that has been approved by the Board of Directors.

Need to Replace Reserves

The Trust's future oil and natural gas reserves and production, and therefore its cash flow and distributions, are highly dependant upon its success in exploiting its current asset base and acquiring additional reserves. Without reserve additions through acquisition or development activities, its reserves and production will naturally decline over time as reserves are depleted. The market for acquisitions is highly competitive and will impact the Trust's ability to grow. In a strong competitive market, acquisitions are more expensive and the Trust's access to capital (including access to public markets, private financings and bank financing) will have an impact on the Trust's ability to finance these acquisitions. There can be no assurance that the Trust will be able to develop or acquire additional reserves to replace production at acceptable costs. To mitigate this risk the Trust diversifies its capital spending over a large number of projects. Also, the Trust employs a highly skilled technical team of geologists, geophysicists, and engineers who work in conjunction in evaluating, planning and executing the Trust's capital program.

Operating Hazards and Other Uncertainties

Acquiring and developing oil and natural gas involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. These risks include, but are not limited to, encountering unexpected geologic formations or pressures, premature declines of reservoirs, blow-outs, equipment failures and other accidents, cratering, sour gas releases, uncontrollable flows of oil, natural gas or well fluids, adverse

weather conditions, pollution, other environmental risks, fires and spills. Although the Trust maintains insurance in accordance with customary industry practice, it is not fully insured against all of these risks. Losses resulting from the occurrence of these risks could have a material adverse impact on the Trust.

Uncertainty of Reserve Estimates

There are numerous uncertainties inherent in estimating quantities of reserves, including many factors beyond the Trust's control. The reserve data incorporated herein represent estimates only. In general, estimates of economically recoverable oil and natural gas reserves and the associated future net revenue are based upon a number of variable factors and assumptions, such as historical production from the properties, the assumed effects of regulation by governmental agencies and future operating costs, all of which may vary from actual results. The evaluation of the Trust's reserves is contracted to GLJ Petroleum Consultants Ltd. ("GLJ"); a reputable independent reserves evaluation firm. The Board of Directors reviews the work of GLJ.

Environmental Risks

All phases of the oil and natural gas business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of international conventions and Canadian federal, provincial and municipal laws and regulations. Environmental legislation provides for, among other things, restrictions and prohibitions on spills, releases or emissions of various substances produced in association with the Trust's past and current operations. The legislation also requires that wells and facility sites be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities. Compliance with such legislation can require significant expenditures and a breach may result in the imposition of fines and penalties, some of which may be material. In addition, certain types of operations require the submission and approval of environmental impact assessments. Environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, large fines and liability and potentially increased capital expenditures and operating costs. Although we believe we are in compliance with all existing material environmental regulations, there can be no assurance that future environmental costs will not have a material adverse impact on our financial condition or results of operations. Esprit has established environmental safety guidelines and practices for its field employees which include proper training and reporting of incidents, supervision and awareness. Additionally, Esprit has active community involvement in its field locations which include meeting with stakeholders. Esprit also carries insurance to cover property losses, liability and business interruption.

Competition

The oil and natural gas industry is highly competitive, particularly as it pertains to the acquisition and development of new sources of oil and natural gas reserves (as discussed in the above discussion of the need to replace reserves). The Trust actively competes for reserve acquisitions, leases, licenses and concessions and skilled industry personnel with a substantial number of other oil and natural gas companies, many of which have significantly greater financial resources than the Trust.

Governmental Regulation

The oil and natural gas business is subject to regulation and intervention by governments in such matters as the imposition of royalties, specific drilling obligations, environmental protection controls and control over the development and abandonment of fields (including restrictions on production). As well, governments may regulate or intervene with respect to prices, taxes, royalties and the exploration for oil and natural gas. Such regulation may change from time to time in response to economic or political conditions. The implementation of new regulations or the modification of existing regulations affecting the oil and natural gas industry could reduce

Exemption Number 82-34890

demand for oil and natural gas, increase costs and have a material adverse impact on the Trust.

Bank Loans

The Trust relies on its bank credit facilities to fund a portion of its operations. The amount of the Trust's available credit is determined by our bankers based upon the value of the Trust's oil and natural gas reserves. A significant decline in oil and natural gas prices or a significant reduction in the Trust's oil and gas reserves could impact the Trust's access to bank credit facilities and its ability to fund operations and maintain distributions.

OTHER INFORMATION ON THE TRUST

Other information concerning the Trust, including the Annual Information Form, can be located at www.sedar.com under the profile Esprit Energy Trust.

Reader's Advisory:

Certain comparative amounts have been reclassified to conform to current period presentation.

In accordance with NI 51-101 all numbers stated in barrel of oil equivalent have been converted on the basis of 6 mcf equals 1 boe, unless otherwise stated.

Esprit Energy Trust
Consolidated Balance Sheets
(unaudited)
(Stated in thousands of dollars)

	December 31, 2005	December 31, 2004 (restated note 2)
Assets		
Current assets		
Accounts receivable	$ 43,433	$ 22,973
Prepaid expenses	7,684	2,773
	51,117	25,746
Property, plant and equipment, net	763,191	359,662
Goodwill (Note 3)	147,622	-
Deferred financing charges, net	3,933	-
	$ 965,863	$ 385,408
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	$ 61,954	$ 36,264
Unitholder distributions payable	9,948	5,620
	71,902	41,884
Bank loans (Note 5)	144,239	86,875
Convertible debentures (Note 6)	93,866	-

Asset retirement obligations	24,059	11,006
Future income taxes	113,982	19,356
	448,048	159,121
Non-controlling interest (Note 9)	6,280	15,731
Unitholders' equity		
Unitholders' capital (Note 8)	617,862	298,726
Equity component of convertible debentures (Note 6)	2,090	-
Contributed surplus (Note 11)	2,638	-
Accumulated cash distributions (Note 4)	(114,125)	(16,788)
Retained earnings (deficit)	3,070	(71,382)
Total unitholders' equity	511,535	210,556
	$ 965,863	$ 385,408

See accompanying notes to consolidated financial statements

Esprit Energy Trust
Consolidated Statements of Earnings and Retained Earnings (Deficit)
For the periods ended December 31,
(unaudited)
(Stated in thousands of dollars, except per unit amounts)

	Three Months Ended		Year Ended	
	2005	2004	2005	2004
Revenue				
Oil and gas	$ 104,783	44,419	$ 287,834	184,649
Royalties	(27,739)	(10,358)	(67,645)	(44,549)
	77,044	34,061	220,189	140,100
Expenses				
Operating	14,838	8,321	47,149	35,092
Depletion, depreciation and amortization	26,270	10,600	74,784	44,877
General and administrative	2,414	933	8,052	5,014
Interest and financing (Note 12)	3,655	839	8,340	3,233
Accretion of asset retirement obligation	341	191	1,198	902
Unit-based compensation	544	-	2,638	1,835
Plan of arrangement and other	(6)	22	849	8,497
	48,056	20,906	143,010	99,450
Earnings before income taxes and non-controlling interest	28,988	13,155	77,179	40,650
Income taxes (Note 7)				

Current	244	-	1,121	772
Future	3,162	282	(822)	11,085
	3,406	282	299	11,857
Earnings before non-controlling interest	25,582	12,873	76,880	28,793
Non-controlling interest (Note 9)	530	694	2,428	694
Net earnings for the period	25,052	12,179	74,452	28,099
Deficit, beginning of period	(21,982)	(83,561)	(71,382)	(99,481)
Retained earnings (deficit), end of period	$ 3,070	(71,382)	$ 3,070	(71,382)
Net earnings per unit				
- Basic	0.38	0.31	1.31	0.70
- Diluted	0.37	0.29	1.28	0.68

See accompanying notes to consolidated financial statements

Esprit Energy Trust
Consolidated Statements of Cash Flows
For the periods ended December 31,
(unaudited)
(Stated in thousands of dollars)

	Three Months Ended		Year Ended	
	2005	2004	2005	2004
Operations				
Net earnings for the period	$ 25,052	12,179	$ 74,452	28,099
Items not involving cash				
Depletion, depreciation and amortization	26,270	10,600	74,784	44,877
Unit-based compensation	544	-	2,638	1,624
Accretion of asset retirement obligation	341	191	1,198	902
Accretion of convertible debentures	100	-	172	-
Amortization of deferred financing charges	347	-	522	-
Future income taxes	3,162	282	(822)	11,085
Non-controlling interest	530	694	2,428	694
Asset retirement expenditures	(197)	(155)	(1,118)	(504)
	56,149	23,791	154,254	86,777
Changes in non-cash working capital from operations	4,176	(18,578)	(3,076)	8,762

	60,325	5,213	151,178	95,539
Financing				
Distributions	(29,654)	(16,788)	(97,336)	(16,788)
Change in unitholder distributions payable	913	5,620	4,328	5,620
Increase (decrease) in bank loans	(4,375)	33,170	32,277	16,556
Issuance of convertible debentures, net of issue costs	-	-	95,545	-
Plan of arrangement costs and other	(9)	(162)	(341)	(10,507)
Issuance of shares on exercise of stock options	-	9,261	-	19,115
Payment of $0.22 per share on Plan of Arrangement	-	(36,091)	-	(36,091)
Debt assumed by ProspEx	-	10,654	-	10,655
	(33,125)	5,664	34,473	(11,440)
Investments				
Exploration and development expenditures	(25,261)	(7,934)	(79,383)	(122,419)
Property dispositions	-	2	278	37,644
Office equipment	(145)	(11)	(623)	(153)
Corporate acquisitions (Note 3)	(181)	-	(107,205)	-
Other	-	-	24	207
	(25,587)	(7,943)	(186,909)	(84,721)
Changes in non-cash working capital from investments	(1,613)	(2,934)	1,258	622
	(27,200)	(10,877)	(185,651)	(84,099)
Change in cash	-	-	-	-
Cash, beginning of period	-	-	-	-
Cash, end of period	$ -	-	$ -	-
Supplementary cash flow information				
Cash taxes paid	$ 160	240	$ 902	1,035
Interest paid	$ 3,188	1,486	$ 7,756	3,149

See accompanying notes to consolidated financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the periods ended December 31,
(unaudited)
(thousands of dollars, unless otherwise indicated)

1. BASIS OF PRESENTATION

Esprit Energy Trust (the "Trust") was established on October 1, 2004 under a plan of arrangement (the "Arrangement") involving the Trust, Esprit Exploration Ltd. (the "Company") and ProspEx Resources Ltd. ("ProspEx"). Under the Arrangement, the Company transferred certain producing and exploratory oil and gas assets to ProspEx. The Arrangement

resulted in Esprit Exploration Ltd. shareholders receiving 0.25 of either a Class A Trust Unit, Class B Trust Unit or exchangeable share of the Company, depending on residency and elections; 0.20 of a ProspEx common share; and a cash payment of $0.22 per share.

The consolidated financial statements, prior to the Arrangement, include the Company and its subsidiaries. Upon completion of the Arrangement, the consolidated financial statements have been prepared on a continuity of interests basis with the Trust as the successor to the Company. The 2004 comparative financial statements reflect the results of operations and cash flow of the Company and its subsidiaries for the period from January 1, 2004 to September 30, 2004 and the Trust from October 1, 2004 to December 31, 2004. Due to the conversion into a trust, certain information included in the financial statements for prior periods may not be comparable. The term "units" has been used to identify trust units issued on or after October 1, 2004 as well as the common shares outstanding prior to the conversion on October 1, 2004.

The interim unaudited consolidated financial statements include the accounts of the Trust and its subsidiaries and have been prepared by management in accordance with accounting policies generally accepted in Canada. The interim unaudited consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the fiscal year ended December 31, 2004, except as described in Note 2 below. The disclosures included below are incremental to those included with the annual consolidated financial statements. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in the Trust's annual report for the year ended December 31, 2004.

2. CHANGES IN ACCOUNTING POLICIES

(a) Exchangeable securities - Non-Controlling interest

In 2004, the Trust adopted the classification provisions of EIC 151 "Exchangeable Securities Issued by Subsidiaries of Income Trusts". The exchangeable shares of the Company are presented as a non-controlling interest on the consolidated balance sheet as they fail to meet the non-transferability criteria necessary in order for classification as equity. Holders of exchangeable shares do not receive distributable cash from the Trust. Rather, on each distribution payment date, the number of trust units into which one exchangeable share is exchangeable is increased on a cumulative basis in respect of the distribution. A non-controlling interest charge has been made to net earnings equivalent to the non-controlling interests' proportionate share of the Trust's consolidated net earnings with a corresponding increase to the non-controlling interest on the balance sheet.

In accordance with the transitional provisions of the revised EIC 151 abstract, at June 30, 2005, the Trust retroactively adopted step acquisition accounting for exchangeable share redemptions. Each redemption of exchangeable shares is treated as a step acquisition requiring the exchangeable shares to be transferred to equity at the market value of the units then issued. At June 30, 2005, the retroactive application for all exchangeable shares which had been converted to date resulted in an increase in property plant and equipment of $2.8 million ($1.9 million at December 31, 2004), an increase in unitholders' capital of $1.9 million ($1.2 million at December 31, 2004) an increase in future income taxes of $0.9 million ($0.6 million at December 31, 2004). The retroactive application of step acquisition accounting for the redemptions had no significant impact on current or prior period earnings and accordingly, the adjustment as a result of the changes has been recorded in the current period. Cash flow was not impacted by the change.

(b) Goodwill

The Trust must record goodwill relating to a corporate acquisition when the total purchase price exceeds the fair value of the net identifiable assets and liabilities of the acquired entity.

The goodwill balance is assessed for impairment annually at year-end or as events occur that could result in an impairment. Impairment is recognized based on the fair value of the Trust compared to the book value of the Trust. If the fair value of the Trust is less that the book value, impairment is measured by allocating the fair value to the identifiable assets and liabilities as if the Trust had been acquired in a business combination for its fair value. The excess of the fair value over the amounts assigned to the identifiable assets and liabilities is the fair value of the goodwill. Any excess of the book value over this implied fair value of goodwill is the impairment amount. Impairment is charged to earnings in the period in which it occurs. Goodwill is stated at cost less impairment and is not amortized.

3. ACQUISITIONS

On April 29, 2005, the Trust acquired all of the issued and outstanding shares of Resolute Energy Inc. ("Resolute") on the basis of 0.338 units of the Trust for each Resolute share resulting in the issuance of 24.1 million trust units. Total consideration, including the value of the units issued, transaction costs and distributions to former Resolute shareholders was $308.3 million. The Resolute acquisition was accounted for using the purchase method of accounting with the results of operations being included from the date of the acquisition.

On August 9, 2005, the Trust acquired all of the issued and outstanding shares of two private oil & gas companies (Markedon Energy Ltd. ("Markedon") and Monroe Energy Inc. ("Monroe")) for consideration of $100.2 million. The acquisitions were accounted for using the purchase method of accounting with the results of operations being included from the date of the acquisitions.

The table below summarizes the allocation of the purchase prices to the net assets of the acquisitions:

Cost of acquisition:	Resolute	Markedon	Monroe	Total
Fair value of trust units issued	$ 301,332	$ -	$ -	$ 301,332
April distribution on trust units issued to former Resolute shareholders	3,371	-	-	3,371
Cash	-	70,243	28,210	98,453
Transaction costs	3,629	1,340	412	5,381
Total cost of acquisition	$ 308,332	$ 71,583	$ 28,622	$ 408,537
Allocated as follows:				
Working capital, including $13.3 million of cash	$ 10,878	$ (1,845)	$ (254)	$ 8,779
Debt assumed	(36,000)	-	-	(36,000)
Asset retirement obligation	(11,339)	(853)	(48)	(12,240)

Future income taxes	(65,112)	(20,597)	(8,701)	(94,410)
Goodwill	118,019	20,293	9,310	147,622
Property, plant and equipment	291,886	74,585	28,315	394,786
Total cost of acquisition	$ 308,332	$ 71,583	$ 28,622	$ 408,537

The above amounts are estimates made by management based on currently available information. Amendments may be made to the purchase allocations as the cost estimates and tax balances are finalized.

4. DISTRIBUTIONS

	Three months ended December 31,		Year ended December 31,	
	2005	2004	2005	2004
Cash distributions	$ 29,654	$ 16,788	$ 97,337	16,788
Accumulated cash distributions, beginning of period	84,471	-	16,788	-
Accumulated cash distributions, end of period	$ 114,125	$ 16,788	$ 114,125	16,788
Cash distributions per unit (1)	$ 0.45	$ 0.42	$ 1.71	0.42
Accumulated cash distributions per unit, beginning of period	1.68	-	0.42	-
Accumulated cash distributions per unit, end of period	$ 2.13	$ 0.42	$ 2.13	0.42

(1) Represents the sum of the distributions declared on each trust unit during the period.

5. BANK LOANS

The Trust executed an amended and restated credit agreement in August 2005, which increased the Trust's credit facility by $30 million to $280 million. The credit agreement provides for an extendible revolving term and is secured by a $500 million demand debenture and a first floating charge on all petroleum and natural gas assets of the Trust. The interest rate paid on the utilized portion of the facility for the year was approximately 3.5 percent (2004 - 3.4 percent). The facility is fully revolving until May 31, 2006 and may be extended at the mutual agreement of the Trust and its lenders for an additional year. If the credit facility is not extended, a balloon payment is required on June 1, 2007.

The Trust has no debt denominated in a foreign currency.

6. CONVERTIBLE DEBENTURES

On July 28, 2005, the Trust issued $100 million principal amount of 6.5 percent convertible extendible unsecured subordinated debentures for net proceeds of $96 million. The Debentures bear interest from the date of issue, which is paid semi-annually in arrears on June 30 and December 31

in each year. The Debentures are convertible at the option of the holder at any time into fully paid trust units at a conversion price of $13.85 per unit. The Debentures mature on December 31, 2010. After December 31, 2008, the Trust may elect to redeem all or a portion of the outstanding Debentures at a price of $1,050 per debenture or $1,025 per debenture after December 31, 2009. At December 31, 2005, the principal amount outstanding on the Debentures is $95.9 million.

The Debentures have been classified as debt net of the fair value of the conversion feature at the date of issue, which has been classified as part of unitholders' equity. The fair value of the conversion feature was calculated using an option pricing model. The debt portion will accrete up to the principal balance at maturity. Issue costs have been classified as deferred financing charges and are being amortized over the term of the Debentures. The accretion of the debt portion, amortization of issue costs and the interest paid are expensed within "Interest and financing" in the consolidated statement of earnings. If Debentures are converted into units that portion of the value of the conversion feature within unitholders' equity will be reclassified to trust units along with the principal amount converted.

The following table sets forth a reconciliation of the Debenture activity for the year ended December 31, 2005:

	Debt Portion	Equity Portion	Total
July 28, 2005 Issuance	$ 97,820	$ 2,180	$ 100,000
Accretion	71	-	71
Conversion to trust units	(637)	(14)	(651)
Balance, September 30, 2005	97,254	2,166	99,420
Accretion	100	-	100
Conversion to trust units	(3,488)	(76)	(3,564)
Balance, December 31, 2005	$ 93,866	$ 2,090	$ 95,956

7. FUTURE INCOME TAXES

The provision for future income taxes differs from the amount computed by applying the combined statutory Canadian Federal and Provincial tax rates to earnings before income taxes and non controlling interest. The reasons for these differences are as follows:

	Three months ended December 31, 2005	Three months ended December 31, 2004	Year ended December 31, 2005	Year ended December 31, 2004
Earnings before income taxes and non controlling interest	$ 28,988	$ 13,155	$ 77,179	$ 40,650
Rate	37.62%	38.62%	37.62%	38.62%
Computed expected provision for future income taxes	10,905	5,080	29,035	15,699
Increase (decrease) in taxes resulting from:				
Non-deductible Crown payments, net of ARTC	4,881	2,020	11,384	8,824
Resource allowance	(5,702)	(1,490)	(14,122)	(8,429)
Net earnings of the Trust and other (1)	(7,253)	(6,204)	(28,019)	(5,902)

Non-deductible unit-based compensation	205	-	993	627
Effect of change in tax rate	126	-	(93)	251
Change in valuation allowance	-	876	-	15
Future income taxes	3,162	282	(822)	11,085
Current taxes	244	-	1,121	772
Income tax expense	$ 3,406	$ 282	$ 299	$ 11,857

(1) Net earnings of the Trust represents the income of the Trust that is taxed directly in the hands of the unitholders.

8. UNITHOLDERS' CAPITAL

(a) Issued and Outstanding

A summary of unitholders' capital for the year ended December 31, 2005 is as follows:

	Number of Units (thousands)	Amount
Units outstanding as at December 31, 2004	40,183	$ 298,726
Plan of Arrangement and trust unit issuance costs	-	(115)
Units issued on conversion of exchangeable shares	106	1,097
Units outstanding as at March 31, 2005	40,289	299,708
Plan of Arrangement and trust unit issuance costs	-	(136)
Units issued on conversion of exchangeable shares	156	1,403
Fair value of trust units issued on acquisition of Resolute	24,078	301,332
Units outstanding as at June 30, 2005	64,523	602,307
Plan of Arrangement and trust unit issuance costs	-	(78)
Units issued on conversion of exchangeable shares	3	31
Units issued on conversion of 6.5% convertible debenture	47	651
Units outstanding as at September 30, 2005	64,573	602,911
Plan of Arrangement and trust unit issuance costs	-	(9)
Units issued on conversion of exchangeable shares	1,532	9,990
Step purchase on exchangeable shares	-	1,406
Units issued on conversion of 6.5% convertible debenture	253	3,564
Total trust units as at December 31, 2005	66,358	$ 617,862

(b) Per Unit Amounts

Basic per unit amounts are calculated using the weighted average number of units outstanding during the period. Diluted per unit amounts include

Exemption Number 82-34690

the dilutive effect of convertible debentures and exchangeable shares using the "if-converted" method. The dilutive effect of performance units is including using the fair value method and the dilutive effect of stock options is included using the treasury stock method. An adjustment to the numerator of diluted earnings per share calculation was required to provide for the earnings ($0.5 million for the fourth quarter and $2.4 million year-to-date) attributable to the non-controlling interest and the interest on the convertible debentures ($1.6 million for the three months ended December 31, 2005 and $2.7 million for the year ended December 31, 2005). The following table summarizes the trust units used in the net earnings and cash flow per unit calculations.

(number of units - thousands)	Three months ended December 31, 2005	Three months ended December 31, 2004	Year ended December 31, 2005	Year ended December 31, 2004
Weighted average number of units outstanding - basic	65,521	39,866	56,869	40,023
Effect of performance units	404	226	310	469
Trust units issuable on conversion of exchangeable shares	1,242	2,221	1,772	558
Trust units issuable on conversion of debentures	6,950	-	3,016	-
Weighted average number of units outstanding - diluted	74,117	42,313	61,967	41,050

9. NON-CONTROLLING INTEREST

Upon the conversion to a Trust on October 1, 2004, Canadian residents were issued exchangeable shares of the Company, rather than trust units, if they so elected. Exchangeable shares of the Company are exchangeable at any time, based on the exchange ratio, into trust units at the option of the holder. The exchange ratio is increased monthly based on the cash distributions paid and the volume-weighted average market trading price over the five days ending on the distribution record date. Cash distributions are not paid on exchangeable shares. Exchangeable shares are classified as non-controlling interest on the balance sheet and their portion of net earnings is reflected as non-controlling interest on the statement of earnings.

On October 1, 2007, the Trust will issue trust units in exchange for all remaining outstanding exchangeable shares based on the then applicable exchange ratio. The following table summarizes the exchangeable shares exchanged for trust units during the year ended December 31, 2005:

Exchangeable Shares	Number of Shares (thousands)	Amount
Balance, December 31, 2004	2,048	$ 15,731
Exchanged for trust units	(102)	(772)
Non-controlling interest in net earnings	-	558
Balance, March 31, 2005	1,946	15,517
Exchanged for trust units	(146)	(1,095)
Non-controlling interest in net earnings	-	640
Balance, June 30, 2005	1,800	15,062
Exchanged for trust units	(3)	(22)

Non-controlling interest in net earnings	-		700
Balance, September 30, 2005	1,797		15,740
Exchanged for trust units	(1,330)		(9,990)
Non-controlling interest in net earnings	-		530
Balance, December 31, 2005	467	$	6,280
Exchange ratio, end of period	1.16760		
Trust units issuable upon conversion	545		

10. FINANCIAL INSTRUMENTS

(a) Commodity Contracts

The Trust enters into commodity price derivative contracts to reduce the impact of volatile commodity prices. The following contracts were in place at December 31, 2005:

Natural Gas Contracts	Notional Volumes GJ/d	Physical/ Financial	Term	Average Price
AECO Fixed Price	20,000	Financial	Nov. 1/05 - Mar. 31/06	$9.76
AECO Fixed Price	2,500	Physical	Nov. 1/05 - Mar. 31/06	$9.00
AECO Collar	2,500	Financial	Nov. 1/05 - Mar. 31/06	$7.00-9.00
AECO Collar	2,500	Financial	Nov. 1/05 - Mar. 31/06	$7.00-9.50
AECO Collar	2,500	Financial	Nov. 1/05 - Mar. 31/06	$7.50-10.50
AECO Collar	2,500	Financial	Nov. 1/05 - Mar. 31/06	$7.50-11.00
AECO Collar	2,500	Financial	Nov. 1/05 - Mar. 31/06	$7.50-12.45
AECO Collar	2,500	Financial	Nov. 1/05 - Mar. 31/06	$8.00-14.00
AECO Collar	2,500	Financial	Nov. 1/05 - Mar. 31/06	$8.00-15.20
AECO Collar	2,500	Financial	Nov. 1/05 - Mar. 31/06	$9.00-16.70
AECO Fixed Price	17,500	Physical	Jan. 1/06/ - Jan. 31/06	$12.3075
AECO Fixed Price	7,500	Physical	Feb. 1/06/ - Feb. 28/06	$15.18
AECO Collar	2,500	Financial	April 1/06 - Oct. 31/06	$7.50-10.10
AECO Collar	2,500	Financial	April 1/06 - Oct. 31/06	$8.00-10.25
AECO Fixed Price	12,500	Financial	April 1/06 - Oct. 31/06	$8.87
AECO Fixed Price	2,500	Physical	April 1/06 - Oct. 31/06	$9.05
AECO Collar	2,500	Financial	April 1/06 - Oct. 31/06	$9.50-$13.00

Crude Contracts	Notional Volumes Bbl/d	Type	Term	Price ($Cdn./bbl)
WTI Nymex Fixed Price - CAD	650	Financial	Nov. 1/05 - Oct. 31/08	$71.50

As at December 31, 2005, the Trust would have realized a loss of approximately $6.0 million (2004 - gain of approximately $4.3 million) had all commodity hedging contracts been closed out. At February 15, 2006 the loss that would have resulted from closing all of Esprit's contracts would be approximately $10 million.

(b) Fair Value of Financial Instruments

The carrying value of accounts receivable, deposits and accounts payable and accrued liabilities and distributions payable approximate their fair value due to their demand nature or relatively short periods to maturity.

The fair value of the bank loan approximates its carrying value as it bears interest at a floating rate. The fair value of the convertible debentures outstanding at December 31, 2005 was approximately $105.3 million.

A substantial portion of the Trust's accounts receivable are with customers and joint venture partners in the oil and gas industry and are subject to normal industry credit risks. The Trust has no significant concentration of credit risk. Purchasers of oil, gas and natural gas liquids are subject to an internal credit review to minimize the risk of non-payment. Commodity price derivative contracts are with counterparties that have investment grade credit ratings thereby mitigating credit risk.

The Trust is exposed to foreign currency fluctuations as oil prices received are referenced to US dollar denominated prices and natural gas and natural gas liquids prices are influenced by US dollar denominated markets.

The Trust is exposed to a floating rate of interest on all of its long-term debt.

The Trust has no instruments in place at December 31, 2005 (2004 - Nil) to manage the foreign currency and interest rate exposures.

11. UNIT BASED COMPENSATION PLAN

	Number of Performance Units
Balance, December 31, 2004	-
Granted	208,912
Exercised	-
Cancelled	(6,500)
Balance, March 31, 2005	202,412
Granted	259,032
Exercised	-
Cancelled	(7,500)
Balance, June 30, 2005	453,944
Granted	49,589
Exercised	-
Cancelled	(7,115)
Balance, September 30, 2005	496,418
Granted	9,483
Exercised	-
Cancelled	(41,250)
Balance, December 31, 2005	464,651

The Trust has implemented a Performance Unit Incentive Plan (the "Plan"). Under the Plan, the Trustees may grant up to 5 percent of the number of units outstanding (including trust units issuable upon the exchange of exchangeable shares) from time to time to Trustees, officers, employees of, or providers of services to the Trust. Performance units will vest over a period of one to three years and result in the issuance of a number of trust units (the actual number of units is determined by a performance factor). The performance factor is established based on the Trust's performance relative to its peers.

As at December 31, 2005, 464,651 (2004 - Nil) performance units were

issued and outstanding. The fair value of performance units is estimated at the time they are granted and expensed over the vesting period. During the fourth quarter of 2005 the performance factor assumption on performance units vesting on January 1, 2006 was reduced from 1.0 to 0.25. For the fourth quarter of 2005, unit-based compensation expense of $544,000 (year-to-date - $2.6 million) was recorded in the statement of earnings with a corresponding increase to contributed surplus. The contributed surplus balance is transferred to equity when the units are ultimately issued.

12. INTEREST AND FINANCING

The following is a schedule outlining the components within interest and financing charges:

	Three months ended December 31,		Year ended December 31,	
	2005	2004	2005	2004
Interest on bank loans	$ 1,618	$ 839	$ 4,919	$ 3,233
Interest on Debentures	1,589	-	2,727	-
Amortization of Debenture issue costs	348	-	522	-
Accretion on debt portion of Debentures	100	-	172	-
Total interest and financing charges	$ 3,655	$ 839	$ 8,340	$ 3,233

>>
%SEDAR: 00021286E

/For further information: please visit our web site at www.eee.ca or contact: Lisa Ciulka, Manager, Investor Relations, (403) 213-3770, or toll free 1-888-213-3713, lciulka(at)eee.ca/
(EEE.UN. EEE.DB.)

CO: Esprit Energy Trust

CNW 19:09e 15-FEB-06